UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME (Brazilian Taxpayer Id.) No. 06.057.223/0001-71

NIRE (State Registry) No. 33.300.272.909

MANAGEMENT'S PROPOSAL AND MANUAL FOR ATTENDANCE OF SHAREHOLDERS AT THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 28, 2022.

Rio de Janeiro (RJ, Brazil), 28th March, 2022

Table of contents

Sumário

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1.        INTRODUCTION

Dear Shareholders,

The administration of Sendas Distribuidora S.A. ("Company" or "Assai") hereby presents below information about the matters to be deliberated by proposal of the Management at the Annual and Extraordinary Shareholders' Meeting of the Company ("General Meeting") to be held exclusively digitally, also for the vote, on April 28, 2022, at 15 p.m., according to instruction of the Brazilian Securities and Exchange Commission ("CVM") No. 481 of December 17, 2009, as amended ("CVM Instruction 481"), as well as theclarifications necessary for the participation of shareholders.

The Company prepared this Management’s Proposal and Manual for Attendance (the "Proposal"), in compliance with good corporate governance and transparency practices, in order to guide and clarify to all its Shareholders about the matters that will be deliberated, making available to its Investor Relations Board, to clarify any additional doubts.

At the Annual Shareholders' Meeting, to resolve on the following agenda:

I.	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2021;

II.	Proposal for the Company’s capital budget for the year of 2022;

III.	Resolve on the proposal for allocation of profit for the fiscal year ended December 31, 2021, including the reallocation of amounts destinated to profit reserves to the reserve of tax incentives; and

IV.	Determination of the annual global compensation of the members of the Company’s management for the year of 2022.

At the Extraordinary General Meeting of Shareholders, to resolve on the:

I.	Increase of the Company's capital stock in the amount of R$463,731,717.03 (four hundred and sixty-three million, seven hundred and thirty-one thousand, seven hundred and seventeen reais and three cents), through the capitalization of profit reserves, without the issuance of new shares, with the correspondent amendment to Article 4 of the Company’s bylaws and its consequent consolidation.

The proposals of the Administration on the items of the General Meeting, as well as the information on each of the matters, are detailed in item 3 of this Proposal.

São Paulo (SP, Brazil), 28th March, 2022.

The Administration

Sendas Distribuidora S.A.

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2.        ATTENDANCE OF THE SHAREHOLDERS

As shown below, the Company will admit the shareholders' participation by: (i) voting via the electronic system during the General Meeting; or (ii) sending the distance votting bullet, which is available on the Company's Investor Relations website (https://ri.assai.com.br) and on the websites of CVM (www.cvm.com.br) and B3 (www.b3.com.br) and may be forwarded through their respective custody agents (if they provide this type of service), From Itaú Corretora de Valores S.A. which is the Company's bookkeeping agent ("Share Registry Agent") or directly to the Company by e-mail ("Distance Voting Bulletin"), as indicated below.

The Shareholder who participates in the General Meeting through the digital platform will be considered present and subscriber of the minutes and the book of presence of the shareholders.

The Company informs that it will waive the need to provide the physical means of the documents or other formalities that are provided for in its Reference Form. So, in case of possible disagreements between this proposal and item 12.2 of the Company's Reference Form in relation to documentation and formalities for participation in general meetings, the provisions of this Proposal shall prevail.

2.1.   Participation in the General Meeting through eletronic system

The General Meeting will be held exclusively digitally. The Shareholders wishing to participate in the General Meeting through the digital platform must access the electronic address https://www.tenmeetings.com.br/assembleia/portal/?id=447C8E395D7E, complete their registration and attach all documents necessary for their qualification for participation and/or voting at the General Meeting, as indicate below, with at least 2 (two) days prior to the date designated for the General Meeting, that is, on April 26, 2022. After the approval of the registration by the Company, the Shareholder will receive his login and individual password to access the platform though the e-mail used for registration.

In the case of a attorney-in-fact / representative, he/she must register with his/her data at the same email address indicated above. After receiving the registration confirmation email, they must, through the link sent to the email informed in the registration, indicate each Shareholder that will represent and attach the documents indicated below. The attorney-in-fact will receive an individual e-mail about the qualification status of each Shareholder registered in his register and will provide, if necessary, the completion of documents. The attorney-in-fact who may represent more than one shareholder may only vote at the General Meeting for Shareholders whose qualification has been confirmed by the Company.

The following documents must be sent by the shareholders and/or by their attorney-in-fact through the digital plataform indicated above:

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(a)	Updated extract containing the respective shareholding issued by the custodian body, issued no later than 03 (three) days in advance of the General Meeting;

(b)	For individuals: identity document with photograph of shareholder;

(c)	For legal entities: (i) restated bylaws or articles of association, and corporate documents proving the legal representation of the shareholder; and (ii) identity document with photograph of the legal representative;

(d)	For investment funds: (i) restated governing document of the fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy of the fund and corporate documents proving the powers of representation; and (iii) identity document with photograph of the fund‟s legal representative; and

(e)	if any of the Shareholders indicated in items (b) a (d) above is represented by a proxy, in addition to the respective documents indicated above, shall forward (i) power of attorney with specific powers for its representation at the General Meeting; (ii) identity documents of the present attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the mandate proving the powers of representation. For this General Meeting, the Company will accept powers of attorney granted by Shareholders electronicly, provided that they are signed using the ICP-Brazil certification.

Exceptionally for this General Meeting, and in order to ensure the participation of shareholders, the Company will not require certified copies or firm recognition of documents issued and signed in Brazil or annotation, legalization and registration in the Registration of Securities and documents in Brazil of those signed outside the country.

Furthermore, the Company will not require the sworn translation of documents that were originally drawn up in Portuguese, French, English or Spanish or that are accompanied by their translation in those same languages; required in other cases.

The following identity documents will be accepted, provided that with photo and current: RG, RNE, CNH, passport or officially recognized professional class cards.

After the regularity of the representation documents sent under the terms above is verified, they will be forwarded after the qualification to be confirmed by the Company by e-mail, for each shareholder (or their respective attorney-in-fact, as the case may be) who has made the regular registration, guidelines for accessing the digital platform, including, but not limited to, login and individual password, which will authorize only a single access to the General Meeting.

Such information and guidance will be forwarded exclusively to the e-mail address informed in the registration.

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If the shareholder (or his respective attorney-in-fact, as the case may be) has not received the aforementioned guidelines, he should contact the Company, by e-mail adm.societario@assai.com.br, with a copy to ri@assai.com.br and up to 2 (two) hours before the General Meeting start time, so that the guidelines are forwarded to you.

In case of need for additional documents and/or additional clarifications in relation to the documents sent for registration purposes, the Company will contact the shareholder (or its respective attorney-in-fact, as the case may be) to request such additional documents and/or additional clarifications in a timely manner that allows the sending of information and guidelines for access to the digital platform within the period referred to above.

The accredited Shareholders undertake to: (i) use the individual invitations solely and exclusively for the remote monitoring of the General Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to any third party, shareholder or not, the invitation being non-transferable; and (iii) not to record or reproduce, in whole or in part, nor to transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the General Meeting.

Access to the General Meeting's electronic system will be restricted to Shareholders who are accredited until April 26, 2022 and enter the digital plan until the moment of the opening. On the date of the General Meeting, the link to access the digital platform will be available from 30 (thirty) minutes before the start time of the General Meeting, and the registration of the Shareholder's presence via the electronic system will only be done through the access via link , as instructed here.

Access to the digital platform must occur exclusively by computer, and the Company recommends that shareholders do tests and become familiar with the digital platform in advance, and access it at least 30 (thirty) minutes before the beginning of the General Meeting in order to to avoid possible operational problems with its use on the day of the General Meeting.

The Company shall not be liable for problems connecting the Shareholders or their representatives, or any other situation that is not under its control. Shareholders who do not receive the link to participate or have any other questions should contact the Investor Relations Department and/or Corporate Legal Department by e-mails ri@assai.com.br and societario@assai.com.br.

2.2.   Participation through a distance voting bulletin

Shareholders who have an interest in exercising their right to vote, through the Distance Voting Bulletin, pursuant to CVM Instruction 481, shall (a) complete the Distance Voting Bulletin, according to the guidelines contained therein; and (b) send it (i) directly to the Company by e-mail; (ii) the Share Registry Agent or (iii) to his/her respective custody agent (if he or she provides this type of service), following instructions:

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1.     Sending the Distance Voting Bulletin directly to the Company: The Shareholder must send by e-mail, with notice of receipt to the Corporate Legal Department (adm.societario@assai.com.br the Distance Voting Bulletin (completed, initialed and signed, without the need for firm recognition, according to the guidelines contained therein) accompanied by the copy of the documents listed in item 2.1 above. For this General Meeting, the Company will accept the Distance Voting Bulletin signed by electronic means, provided that it is signed using the ICP-Brazil certification; or

2.     Sending the Distance Voting Bulletin to the Custodian or the Share Registry Agent of the Company: Shareholders who own shares issued by the Company deposited in a central depositary may transmit the voting instructions for completing the Distance Voting Bulletin, through their respective custody agents, if they provide this type of service. Shareholders who do not have their shares deposited in a depositary center may transmit the voting instructions to the Company's Share Registry Agent, Itaú Corretora de Valores S.A., through the channels made available by it. The delivery of the Distance Voting Bulletin shall be subject to the rules, guidelines and deadlines set by each custodian or the Share Registry Agent, as the case may be. To this end, the Shareholder must contact them and verify the procedures, documents and information established by them for issuing the voting instructions by the Distance Voting Bulletin.

The Company made available 2 (two) Distance Voting Bulletin on the Company's website (http://ri.assai.com.br), the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br), one of them with the matters to be resolved at the Annual General Meeting and the other with the matter on the agenda of the Extraordinary General Meeting.

In all cases, for the Distance Voting Bulletin to take effect, April 21, 2022 (i.e. 7 (seven) days before the date of the General Meeting,) shall be the last day for receipt by one of the above forms, and not the last day for its submission. If the Distance Voting Bulletin is received after April 21, 2022, votes will not be counted.

2.2.1.  Establishing the Fiscal Council

It is important to highlight that the installation of the Fiscal Council, which will be included in the Distance Voting Bulletin for the Annual General Meeting, does not compose this Proposal, having been inserted in the Distance Voting Bulletin by regulatory requirement.

In this sense, the Management clarifies that, pursuant to its Bylaws, the Company already has a Statutory Audit Committee whose members are appointed by the Board of Directors – being composed of independent members of the Board itself and external – and that complies with (i) the mandatory requirements provided for in CVM Resolution No. 23 of February 25, 2021; (ii) the mandatory requirements provided for in the Regulation of the Novo Mercado corporate governance listing segment; and (iii) the regulatory requirements provided for by the Securities and Exchange Commission (SEC), considering that the Company has level III ADRs listed on the New York Stock Exchange- NYSE.

The Statutory Audit Committee has the legal duties of the Supervisory Board, including those required by the Sarbanes-Oxley Act, in line with the requirements relating to companies listed on the NYSE.

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3.        MANAGEMENT’S PROPOSAL

The Company's Management submits to the General Meeting the following proposals.

(A)    ANNUAL GENERAL MEETING

I.	Approval of Financial Statements

Management proposes that should be approved the accounts of the administrators, the Management Report, the Financial Statements and the Opinion of the Independent Auditors for the fiscal year ended December 31, 2021, which obtained the favorable opinion of the Company's Audit Committee and the Fiscal Council, as published on February 21, 2022 on the Company's Investor Relations page and on the CVM and B3 websites and published in summary form the newspaper "Folha de S. Paulo" on February 23, 2022, with simultaneous disclosure of the entirety of the documents on the website of the same newspaper.

Pursuant to article 9, section III, of CVM Instruction 481, the information set out below is set forth in section 10 of the Reference Form, pursuant to section 10 of Appendix 24 of CVM Instruction 480, of December 7, 2009, as amended ("CVM Instruction 480/09"), reflect the Management's comments on the Company's financial condition:

II.         Proposal for the Company's Capital Budget for the year 2022

Pursuant to Article 196 of Law No. 6,404 of December 15, 1976, as amended ("Law No. 6,404/76"), the General Meeting may decide to withheld a portion of the net income for the year for the execution of the capital budget previously approved, including the approval in the annual general meeting.

In this sense, the Management’s proposes to approve the capital budget for the financial year 2022, as set out in Annex 2 to this Proposal, as well as present the consent of the Fiscal Council detailed in Annex 3.

III.       Destination of income for the fiscal year ended in December, 31st 2021.

The Company's management proposes that the results for the year ended December 31, 2021 should be the intended destination below, as detailed in Annex 4 in accordance with Annex 9-1-II of CVM Instruction 481, in compliance with the provisions of Article 9, item II, of CVM Instruction 481, as well as that the amount of R$430,856,618.41 related to the reserve of tax incentives for the years of 2017 to 2020 be reallocated from the profit reserve to the reserve of tax incentive.

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R$
Net Income for the Year	1,610,406,094.35
Reserve of Tax Incentive(1)	708,722,457.30
Legal Reserve(2)	5,330,054.62
Interest on Equity/Dividends(3)	224,088,395.61
Reserve for Expansion	631,731,995.96
Profit Reserve	463,731,717.03

(1) Including the amount of R$430,856,618.41 referring to the reserve of tax incentives for the fiscal years from 2017 to 2020, which is being subtracted from the profit reserve constituted in previous years.

(2) The legal reserve was constituted respecting the limit of 20% of the capital stock, pursuant to Article 193 of the Law No. 6,404/76.

(3) Of this amount, interest on equity has already been declared and paid in the gross amount of R$ 63,330,477.00, of which R$ 55,672,384.76 is the net amount after deducting IRRF.

IV.	Proposed global Compensation of Management and the Fiscal Council members

The Company's management proposes the overall remuneration of the directors and the Fiscal Council, if the shareholders require its installation, for the fiscal year 2022, in the total amount of R$ 72,341,031.22, distributed as follows:

1.	Board of Executive Officers: up to R$ 36,714,779.02, observed that this amount includes the expense arising from the contracts concluded with the Directors in relation to the Company's Stock Option Plans, which are not of the nature of remuneration for labor purposes.

2.	Board of Directors: up to R$ 35,107,852.20, observed that this amount includes the expense arising from the contracts concluded with the members of the Board of Directors in relation to the Company's Stock Option Plans, which are not of the nature of remuneration for labor purposes.

3.	Fiscal Council (if installed): up to R$ 518,400.00.

In addition, pursuant to article 12, subparagraph II of CVM Instruction 481, the Company submits in Annex 5 the information as seth forth by section 13 of the Reference Form, pursuant to item 13 of Annex 24 of CVM Instruction 480.

(B)    EXTRAORDINARY GENERAL MEETING

I.           Capital Increase and Amendment and Conolidation of the Company’s Bylaws

Article 199 of the Law No. 6,404/76 determines that the balance of profit reserves, minus the amounts allocated to the reserve of tax incentive and unrealized profits, cannot exceed the Company's capital stock and that, once this limit is reached, the General Meeting may decide on the application of the excess in the payment or increase of the capital stock or in the distribution of dividends.

Considering that, if the proposal for the allocation of net income for the fiscal year ended on December 31, 2021 is approved by the shareholders at the Annual General Meeting, as per item (A)(III) above, the Company's profit reserves will exceed the value of its capital stock. Therefore, the Company's Management, with the favorable opinion of the Fiscal Council, proposes the capitalization of R$463,731,717.03 (four hundred and sixty-three million, seven hundred and thirty-one thousand, seven hundred and seventeen reais and three cents ) of the expansion reserve, without issuing new shares.

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Consequently, the Company's capital stock of R$789,316,877.54 (seven hundred and eighty-nine million, three hundred and sixteen thousand, eight hundred and seventy-four reais and fifty-four cents), will be of R$1,253,048,594.57 (one billion, two hundred and fifty-three million, forty-eight thousand, five hundred and ninety-four reais and fifty-seven cents), without changing the number of shares, with Article 4 of the Company's Bylaws now reflecting the new composition of share capital.

Pursuant to Article 14 of CVM Instruction 481, in Annex 6 to this Proposal, additional information about the proposed capital increase is provided, including the opinion of the Fiscal Council.

Also, pursuant to CVM Instruction 481, the origin and justification of the proposed amendment to the Company's Bylaws and the analysis of its legal and economic effects are detailed in Annex 7 of this Proposal and the consolidated Bylaws with the highlighted amendments can be found in Annex 8 of this Proposal.

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Annex 1

Company's Financial Situation
(Reference Form Item 10)

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10.1       General financial and equity conditions

Introduction

Corporate reorganization:

The following comments should be read in conjunction with our individual and consolidated financial statements for the fiscal year ended December 31, 2021, issued on February 21, 2022, including the respective Explanatory Notes.

At a Board of Directors` meeting held on September 9, 2020, the beginning of studies for the segregation of the Company from Grupo Pão de Açúcar (“GPA”) was authorized through a split-off operation (“Split-off”).

The Split-off was preceded by the transfer of the equity interest in Exito held by the Company and the transfer of certain operating assets to GPA.

The purpose of the Split-off was to unlock the full potential of the Company's business, allowing it to operate autonomously, with separate management, focused on the business model and market opportunities. Additionally, the Split-off allowed direct access to the capital market and other sources of financing.

With the implementation of the Split-off, the shares issued by the Company and held by GPA were distributed to its shareholders, in the exact proportion of the shares they hold in GPA's share capital. The above-mentioned distribution occurred after the Company obtained the listing of the shares issued by it in the Novo Mercado segment of B3 S.A. – Brazil, Bolsa, Balcão, together with the listing of ADSs (American Depositary Securities) representing shares of the Company on the New York Stock Exchange (NYSE).

On December 11, 2020, the Company was registered as a publicly held corporation under category “A” before the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction No. 480/2009.

On February 10, 2021, the application for listing and trading of the shares issued by the Company on the Novo Mercado of B3 S.A. – Brazil, Bolsa, Balcão was granted and on February 12, 2021, the request for the listing of the American Depositary Securities (“ADS”) issued by the Company on the New York Stock Exchange (“NYSE”) was also granted.

The Company's shares began to be traded on the B3 as of March 1, 2021 and the ADS traded on the NYSE as of March 8, 2021.

Conversion of Extra Hiper store in Assaí stores

On October 14, 2021, the Board of Directors of the Company and of GPA approved the transaction for the conversion of Extra Hiper stores, operated by GPA, into cash & carry stores which shall be run and operated under the ASSAÍ brand (“Transaction”).

On December 16, 2021, the Company and GPA signed the “Agreement for the onerous assignment of rights to exploit commercial outlets and other covenants”, as amended, (“Agreement”), regulating the assignment to Assaí of the exploitation rights of up to 70 commercial outlets located in several Brazilian states, 17 of which are owned by GPA and 53 properties owned by third parties, for the aggregate amount of up to BRL$ 3,973 million, to be paid by the Company in installments between December 2021 and January 2024, adjusted by CDI + 1.2% p.a., and may also involve the acquisition by the Company of some equipment existing in such stores.

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The closing of the transaction provided for the Agreement is subject to the fulfillment of certain condition precedent, including, but not limited to, obtaining prior consent from the property owners and demobilization of the stores by GPA, with a deadline for the assignment of all commercial outlets to the Company up to March 31, 2022, being that the majority of the stores had already been assigned to Assaí at the end of February 2022. This transaction is not subject to the approval of competition authorities.

In parallel to this Transaction, and subject to the approval of competition authorities, GPA shall, with the intervention of and guaranteed by the Company, sell up to 17 properties owned by it to the real estate fund Barzel Retail Fundo de Investimento Imobiliário (“Fund”) with a sale price of up to BRL$ 1,218 million; and the Company undertakes to enter into one or more purchase and sale commitments for the acquisition up to January 5, 2024 of the properties that have not been acquired by the Fund. Furthermore, the Company entered into an agreement with the Fund for the lease of properties acquired from GPA, for a period of 25 years, renewable for an additional period of 15 years.

(a) General financial and equity conditions

In 2021, the Company, through its Assai brand strengthened its presence in the Brazilian market with the opening of 28 new stores in the Brazilian territory, completing another year of strong expansion and that was a record breaking for the Company, with a 19% growth in sales, confirming the strategy of expanding the cash and carry model already incorporated into the routine of its customers.

The Company ended 2021 with 212 self-service wholesale stores in operation in 23 Brazilian states and the Federal District, making it possible to end the year with net sales of approximately BRL$ 42.0 billion, a growth of 16.2%, with gains in market share, consistent EBITDA margin and advancements in digital initiatives.

Still under the effects of the COVID-19 pandemic and a particularly challenging macroeconomic context with a significant reduction in the purchasing power of the population due to the high level of inflation and the decrease in emergency aid compared to 2020, in 2021, gross revenue was of BRL$ 45.6 billion, an increase of 15.5% in relation to the previous year. It also recorded 22.8% growth in EBITDA adjusted by Other Operating Income and Expenses, which totaled BRL$ 3.3 billion, and BRL$ 1.6 billion in net profit, an increase of 15.2%.

The leverage level reached -1.91x net debt/adjusted EBITDA, reflecting the acceleration of expansion investments, which totaled more than BRL$3 billion in 2021, equivalent to 1.1x Adjusted EBITDA, including partial disbursement for the acquisition of Extra Hiper’s commercial outlets.

Also in 2021, the refinancing of the Company's 1st issuance of debentures was completed, allowing the cost of debt to be reduced by around 1 percentage point and the lengthening of the average debt term from 2 to more than 4 years.

Shareholders' equity totaled BRL$ 2.766 billion on December 31, 2021 an increase of 105.35% when compared to December 31, 2020.

The Company analyzes liquidity ratios in order to identify possible fund-raising needs or cash availability for future investments. The Company has had a comfortable liquidity situation over the past few years. As of December 31, 2021, the Company's current liquidity ratio was 0.98x, stable compared to December 31, 2020 and compared to 0.91x as of December 31, 2019, thanks to strong operating cash flow in the period, even in light of a high level of investment. In turn, on December 31, 2019 the ratio was 0.91x.

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Thanks to a strong generation of operating cash flow in the period, the liquidity ratio remains stable even with a high level of investment. The Company analyzes liquidity ratios in order to identify possible fundraising needs or cash availability for future investments.

BRL$ million	2021	2020	2019
Current Assets	8,222	8,349	12,282
Pre-IFRS16 Current Liabilities	8,400	8,551	13,526
Current liquidity ratio	0.98	0.98	0.91

Indebtedness

(BRL$ million)	12/31/2021	12/31/2020	12/31/2019
Short-term debt	(609)	(2,063)	(1,443)
Loans and financings	(429)	(223)	(287)
Debentures	(180)	(1,840)	(1,156)
Non-current debt	(7,392)	(5,700)	(7,338)
Loans and financings	(1,126)	(941)	(611)
Debentures	(6,266)	(4,759)	(6,727)
Total gross debt	(8,001)	(7,763)	(8,781)
Cash and financial investments	2,550	3,532	5,026
Net debt	(5,451)	(4,231)	(3,755)
Adjusted EBITDA	2,802	2,591	2,130
Non-discounted portfolio of credit card receivables	100	80	28
Net debt including non-discounted credit card receivables	(5,351)	(4,151)	(3,727)
Net debt including non-discounted credit card receivables / Adjusted EBITDA	-1.91	-1.60	-1.71

The Company ended 2021 with a leverage of (1.91x) net debt/adjusted EBITDA, showing an increase in relation to 2020 (1.60x). The net debt, adjusted by of the balance of non-discounted receivables, totaled BRL$ 5,351 million in 2021. Net debt including non-discounted credit card receivables for 2021 shows an increase of BRL$ 1,200 million, the result of the acceleration of expansion investments.

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The Company ended 2021 with a robust financial position, with BRL$ 2,550 million in cash, equivalent to 4.2x the short-term debt position. Finally, the balance of unpaid receivables totaled BRL$ 100 million.

The gross debt has faced an increase of approximately BRL$ 240 million, totaling BRL$ 8.0 billion in the period. Of this total, approximately BRL$ 6.5 billion refers to the issuance of debentures and promissory notes, with CDI + 0.86% rates p.a. to CDI + 1.80% p.a. and maturity from 2025 to 2031.

For more information, see item 10.1.h.

(b) capital structure

(BRL$ million)	12/31/2021	AV 2021	December 31, 2020	AV 2020	December 31, 2019	AV 2019
Liabilities (Current and Non-Current)	20,088	87.9%	17,474	92.8%	26,204	73.0%
Total Shareholders' Equity	2,766	12.1%	1,347	7.2%	9,701	27.0%
Total Liabilities and Stockholders' Equity	22,854	100.0%	18,821	100.0%	35,905	100.0%

We have shown above the composition of the Company's capital structure for the indicated periods, considering as a percentage of equity the amount resulting from total shareholders’ equity divided by total liabilities (current and non-current), and as a percentage of third-party capital the amount resulting from the sum of current and non-current liabilities divided by total liabilities (current and non-current) and shareholders' equity.

(c) ability to pay in relation to financial commitments

Management believes that the cash flow, as well as the resources currently available, guarantee to the Company a full capacity to pay all short- and long-term financial commitments.

(d) sources of financing for working capital and for investments in non-current assets used by the Company

Fund raising in 2021, 2020 and 2019 was carried out through: (A) financial contracts that represent: (i) financing denominated in Brazilian Reals with an obligation to pay principal and interest rate linked to the DI rate; (ii) financing denominated in foreign currency, which is immediately “exchanged” in its entirety for payment obligations denominated in Brazilian Reals and with an interest rate pegged to the DI rate, through swap operations; (B) funding in the capital market through the issuance of debentures and promissory notes; (C) cash generation through its operation; and (D) prepayment of receivables.

In 2021, 2020 and 2019, there were no difficulties in obtaining financing or refinancing existing debt.

(e) sources of financing for working capital and for investments in Non-current assets that the Company intends to use to cover liquidity deficiencies

In Management’s opinion, the sources of financing used in the fiscal years ended on December 31, 2021, 2020 and 2019 are adequate and will continue to be used by the Company as sources of financing, if necessary.

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(f) Levels of indebtedness and the characteristics of such debts as well as whether the issuer has complied with these restrictions

i. Relevant loan and financing agreements

The tables below show the Company's indebtedness with financial institutions and the funds raised in the capital market on December 31, 2021, 2020 and 2019. The debt composition includes: (i) loans and financings and (ii) debentures and promissory notes.

n BRL$ million

	Average rate	12/31/2021	12/31/2020	12/31/2019
Debentures
Debentures and promissory notes	CDI + +072% p.a.	6,523	6,644	7,962
Cost of funding		(77)	(45)	(79)
		6,446	6,599	7,883
Loans and financings
In national currency
BNDES	3.72% p.a.	-	-	23
Working capital	TR +9.8% p.a.	61	72	84
Working capital	CDI + 2.33% p.a.	1,219	910	500
Swap agreements		(25)	(11)	(10)
Cost of funding		(9)	(14)	(13)
		1,246	957	584
In foreign currency
Working capital	IBR3M + 2%	-	-	46
Working capital	CDI + 1.25%	280	264	287
Swap agreements		29	(57)	(18)
Cost of funding		-	-	(1)
		309	207	314
Total		8,001	7,763	8,781

Maturity schedule of loans and financings, including derivatives in non-current assets and liabilities.

16

Maturity	12/31/2021
From 1 to 2 years	1,648
From 2 to 3 years	3,602
From 3 to 4 years	802
From 4 to 5 years	572
After 5 years	836
Subtotal	7,460

Cost of funding	(68)
Total	7,392

Financing of working capital, swap and consumer financing by intervention.

Financing of working capital and Debentures

The Company uses the issuance of debentures to strengthen the working capital, maintain its cash strategy, extend its debt and investment profile. The debentures issued are not convertible into shares, have no renegotiation clauses and are not guaranteed.

In connection with the issuance of debentures and promissory notes and a portion of the loan transactions, the Company has an obligation to maintain financial ratios. These ratios are calculated quarterly based on the Company's consolidated financial statements prepared in accordance with accounting practices adopted in Brazil, being: (i) net debt (debt minus cash equivalent and accounts receivable)/Shareholders’ Equity less than or equal to 3.0; and (ii) consolidated net debt/EBITDA ratio less than or equal to 3.0. As of December 31, 2021, the Company was in compliance with these ratios.

The Company has been complying with all the restrictive clauses and, in the last 3 fiscal years ended on December 31, 2021, there was no event that would have brought forward its debts.

Swaps

The Company makes use of swap operations of 100% of the funding in US dollars and fixed interest rates and IPCA, swapping these obligations for the Brazilian Real unit Real linked to CDI interest rates (floating). These contracts have the same term as the debt and protect interest and principal and are signed with the same economic group. The accumulated variation of the CDI in 2021 was 4.42% (2.76% in 2020).

17

In BRL$ million

				Date
Description	Type	Issuance amount	Outstanding debentures (units)	Issuance	Maturity	Annual financial charges	Unit price (in reais)	12/31/2021
1st Issuance of promissory notes - 3rd series	Non-preferred	50	1	7/04/2019	7/04/2022	CDI + 0.72% p.a.	56,087,744	57
1st Issuance of promissory notes - 4th series	Non-preferred	250	5	7/04/2019	7/04/2023	CDI + 0.72% p.a.	56,087,744	281
1st Issuance of promissory notes - 5th series	Non-preferred	200	4	7/04/2019	7/04/2024	CDI + 0.72% p.a.	56,087,744	225
1st Issuance of promissory notes - 6th series	Non-preferred	200	4	7/04/2019	7/04/2025	CDI + 0.72% p.a.	56,087,744	225
2nd Issuance of Debentures - 1st series	Non-preferred	940,000	940,000	6/01/2021	5/20/2026	CDI + 1.70% p.a.	1,011	951
2nd Issuance of Debentures - 2nd series	Non-preferred	660,000	660,000	6/01/2021	5/20/2028	CDI + 1.95% p.a.	1,012	668
2nd Issuance of promissory Notes - 1st series	Non-preferred	1,250,000	940,000	8/27/2021	8/27/2024	CDI + 1.47% p.a.	1,368	1,285
2nd Issuance of promissory Notes - 2nd series	Non-preferred	1,250,000	940,000	8/27/2021	2/27/2025	CDI + 1.53% p.a.	1,368	1,286
3rd Issuance of Debentures - 1st series - CRI	Non-preferred	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% p.a.	1,030	1,012
3rd Issuance of Debentures - 2nd series - CRI	Non-preferred	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% p.a.	1,031	533
Cost of funding								(77)
								6,446

18

Leasing obligations

The Company has adopted since January 1, 2019, with retrospective application, CPC 06 (R2) “Leasing”

When signing a contract, the Company assesses whether the contract is, or contains, a lease. The contract is, or contains, a lease if it transfers the right to control the use of the identified asset for a specified period in exchange for consideration. In this situation, the Company records an asset for the right to use, and a lease payable as a liability.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 20 years.

The Company evaluates its leasing agreements in order to identify rental relationships for a right of use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US $ 5,000 (five thousand dollars), provided that there is no option to purchase the item implied in the contract.

The contracts are then recorded, when the lease starts, as a leasing liability in exchange for the Right of Use, both at the present value of the minimum lease payments, using the contact's implicit interest rate, if it can be used, or incremental interest rate considering loans obtained by the Company.

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease. Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Assets for the right to use lease agreements are amortized over the lease term. Capitalizations for improvements, upgrades and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

The total amounts recorded for lease agreements are shown in the table below:

In BRL$ million

	12/31/2021	12/31/2020	12/31/2019
Financial lease liabilities - minimum payments:
Up to 1 year	244	172	404
From 1 to 5 years	1,231	866	1,323
More than 5 yeas	2,576	1,738	2,024
Present value of finance leasing agreements	4,051	2,776	3,751

Future financing charges	4,042	2,478	2,347
Gross value of finance leasing agreements	8,093	5,254	6,098

19

ii. Other long-term relationships with financial institutions

We currently do not have any relevant long-term relationships with financial institutions for the years ended December 31, 2021, 2020 and 2019, in addition to those already described in item 10.1 (f) of this Reference Form.

iii. Degree of subordination among our debts

The Executive Board informs that the degree of subordination between the Company's debts is determined in accordance with the provisions of the legislation in force.

iv. Any restrictions imposed in relation to debt limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions.

The instruments for the issuance of debentures and promissory notes provide for restrictive clauses that, among others, determine debt ratio and limits (financial covenants), limitations on the sale of assets and corporate restructuring operations (sale, split-off, merger, incorporation, or transfer of corporate control). There are also loan agreements and financing instruments of the Company and its subsidiaries that, as the case may be, also contain restrictive clauses that limit the events indicated above, including:

•        loan and financing agreements in national and foreign currency;

•        Adhesion contract to the Financial Risks Protection System - Derivatives (swap, forward and options).

The Company has been complying with all the restrictive clauses and, in the last 3 fiscal years, there was no event that would have brought forward its debts.

(g) Limits of financing already contracted; percentages already used.

In December 2021, there were no credit limits contracted and not used.

(h) Significant changes in each item of the financial statements

Not applicable.

Income Statement

In the Income Statements disclosed below, we present the Company's consolidated results. However, as approved at the Extraordinary General Meeting held on December 31, 2020, 6 gas stations (which in 2020 had revenues of approximately BRL$ 90 million) were transferred to Companhia Brasileira de Distribuição (GPA), characterizing the cash and carry vision also mentioned in the comments (“Cash and Carry Vision”).

20

Income Statement	12/31/2021	AH 2021 x 2020	December 31, 2020	AH 2020 x 2019	12/31/2019 Representing
BRL$ - Million

Gross Sales Revenue	45,585	15.5%	39,536	29.3%	30,574
Net Revenue from the Sale of Goods and/or Services	41,898	16.2%	36,043	28.3%	28,082
Cost of Goods Sold and/or Services	(34,704)	15.3%	(30,095)	29.0%	(23,327)
Depreciation and Amortization - Cost	(49)	44.1%	(34)	54.5%	(22)
Gross Profit	7,145	20.8%	5,914	25.0%	4,733
Selling Expenses	(3,334)	18.6%	(2,811)	23.7%	(2,273)
General and Administrative Expenses	(588)	35.2%	(435)	23.6%	(352)
Equity Pick-up Result	47	n/a	-	n/a	-
Other Operating Expenses, Net	(53)	-45.4%	(97)	781.8%	(11)
Total Operating Expenses	(3,928)	17.5%	(3,343)	26.8%	(2,636)
Depreciation and Amortization	(638)	26.8%	(503)	27.3%	(395)
Operating Profit before taxes and financial Rev(exp.)-ebit	2,579	24.7%	2,068	21.5%	1,702
Financial Income	188	-45.2%	343	45.3%	236
Financial expenses	(918)	16.8%	(786)	80.3%	(436)
Net financial result	(730)	64.8%	(443)	121.5%	(200)
Profit (loss) before income tax and social contribution	1,849	13.8%	1,625	8.2%	1,502
Income Tax and Social Contribution	(239)	-45.2%	(436)	2.3%	(426)
Net Income from Continuing Operations	1,610	35.4%	1,189	10.5%	1,076
Net Income from Discontinued Operations	-	-100.0%	367	-2393.8%	(16)
Net Profit (Loss) for the Fiscal Year	1,610	3.5%	1,556	46.8%	1,060
Participation of Non-Controlling Shareholders	-	-100.0%	(158)	1115.4%	(13)
Profit (Loss) of Controlling Shareholders	1,610	15.2%	1,398	33.5%	1,047

21

Comments on December 31, 2021 fluctuations vs. December 31, 2020

Income Statement - Consolidated (*)	12/31/2021	12/31/2020	AH 2021 x 2020	December 31, 2019	AH 2020 x 2019
Gross Sales Revenue	45,661	39,536	15.5%	30,574	29.3%
Net Revenue from the Sale of Goods and/or Services	41,898	36,043	16.2%	28,082	28.3%
Gross Profit	7,145	5,914	20.8%	4,733	25.0%
Gross Margin	17.1%	16.4%	0.0 p.p.	16.9%	0.0 p.p.
Selling Expenses	(3,334)	(2,811)	18.6%	(2,273)	23.7%
General and Administrative Expenses	(588)	(435)	35.2%	(352)	23.6%
General and Administrative sales expenses	(3,922)	(3,246)	20.8%	(2,625)	23.7%
% of Net Revenue	-9.4%	-9.0%	0.0 p.p.	-9.3%	0.0 p.p.
Equity Pick-up Result	47	-	n/a	-	n/a
Other Operating Expenses, Net	(53)	(97)	-45.4%	(11)	781.8%
Depreciation and Amortization	(638)	(503)	26.8%	(395)	27.3%
Net financial result	(730)	(443)	64.8%	(200)	121.5%
% of Net Revenue	-1.7%	-1.2%	0.4 p.p.	-0.7%	0.7 p.p.
Profit (Loss) of Controlling Shareholders	1,610	1,398	15.2%	1,047	33.5%

(*) In the 2021 fiscal year, tax credits were recognized in relation to:

(i)	the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation basis, in the aggregate amount of BRL$ 216 million, of which BRL$ 175 million in net revenue and BRL$ 41 million in the financial result;
22

(ii)	the unconstitutionality of the taxation of the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) on the SELIC rate received by the taxpayer in the refund of taxes paid in error, in the amount of BRL$ 85 million, of which BRL$ 81 million in income tax and social contribution and BRL$ 4 million in the financial result, and
(iii)	As investment subsidies, with the allocation of BRL$ 709 million of tax incentive reserve and a positive impact of BRL$ 241 million on income tax and social contribution.

Thus, in the 2021 income statement, the Company recognized credits that impacted net revenue by BRL$ 175 million, the financial result by BRL$ 45 million and income tax and social contribution by BRL$ 322 million, resulting in an impact on the net profit of BRL$ 470 million.

Net operating revenue

The Company's net operating revenue increased 16.2% in 2021, from BRL$ 36.043 billion in 2020 to BRL$ 41.898 billion in 2021. In the cash and carry vision, the growth in net revenue was 16.5%.

The increase in net revenue is in line with the expansion plan that the Company's Management has been carrying out in recent years. In 2021, 28 new stores were opened (versus 19 stores in 2020), contributing to a 19% growth in sales, confirming the assertiveness of the business model's expansion strategy.

Gross Profit

In 2021, gross profit totaled BRL$ 7.145 billion, an increase of BRL$ 1.231 billion or 20.8% compared to December 31, 2020. In the cash and carry vision, the increase in gross profit was 21.0%. Gross margin reached 17.1%, a level of 0.7 p.p. higher than 2020, explained by the effectiveness of commercial strategies, with rapid adaptation of the assortment to meet the purchase needs of customers in the midst of a challenging context, in addition to the accelerated maturation of new stores.

Selling Expenses, General and Administrative

General and administrative selling expenses went from BRL$3.246 billion in 2020 to BRL$ 3.922 billion in 2021, an increase of 20.8%, as a result of the record number of store openings launched in 2021 and the new administrative structure of the Company after the Split-off with GPA. In the cash and carry vision, the increase in general and administrative selling expenses in 2021 compared to 2020 was 20.9%.

Other Operating Income and Expenses, net

Other Operating Income and Expenses in 2021 amounted to BRL$ 53 million and are related to the project to acquire Extra Hiper stores and costs related to the completion of the Split-off. In 2020, other operating income and expenses were BRL$ 97 million.

Depreciation and Amortization

In 2021, depreciation and amortization totaled BRL$ 687 million, representing an increase of 27.9% compared to depreciation and amortization of BRL$ 537 million in 2020. In the cash and carry vision, this increase was equivalent to 30.3%. This increase was mainly due to the depreciation and amortization relating to the opening and conversion of stores during the year 2021.

23

Financial Result, net

In 2021, the net financial result totaled an expense of BRL$ 730 million, representing 1.7% of net revenue (1.2% in 2020). This increase is mainly impacted by the increase in the CDI rate, which quadrupled in the period, going from 0.47% in 2020 to 1.85% in 2021.

Net Profit

The net profit of the Company in 2021 was BRL$ 1.610 billion (BRL$ 1.398 billion in 2020), representing an increase of 15.2%, as a result of the better operating performance and efficiency of the strategies adopted by the Company. In the cash and carry vision, profit presented an expressive growth of 60.5%.

Comments on December 31, 2020 fluctuations vs. December 31, 2019

Net operating revenue

The Company's net operating revenue increased 28.3% in 2020, from BRL$ 28.082 billion in 2019 to BRL$ 36.043 billion in 2020. In the cash and carry vision, the growth in net revenue was 29.3%.

The increase in net revenue is in line with the expansion plan that the Company's Management has been carrying out in recent years. In 2020, with the opening of 19 new stores, sales grew by 14%.

Gross Profit

In 2020, gross profit totaled BRL$ 5.914 billion, an increase of BRL$ 1.181 billion or 25.0% compared to December 31, 2019. Gross margin reached 16.4%, a level of 0.5 p.p. lower than 2019, explained by the substantial number of stores in the maturation process. In the Cash and Carry View, gross profit grew by 29.0% and gross margin stood at 0.1p.p. lower than 2019.

Selling Expenses, General and Administrative

General and administrative selling expenses went from BRL$ 2.625 billion in 2019 to BRL$ 3.246 billion in 2020, an increase of 23.7%, as a result of the record number of store openings launched in 2020 and the impact of inflation. In the Cash and Carry View, the general and administrative selling expenses increased 22.2% in comparion with 2020.

Other Operating Income and Expenses, net

Other Operating Income and Expenses went from BRL$ 11 million in 2019 to BRL$ 97 million in 2020. The increase is primarily related to corporate restructuring expenses and incremental expenses related to COVID-19.

Depreciation and Amortization

In 2020, depreciation and amortization totaled BRL$ 537 million, representing an increase of 28.8% compared to depreciation and amortization of BRL$ 417 million in 2019. This increase was mainly due to the depreciation and amortization relating to the opening and conversion of stores during the year 2020. In 2020, as per the cash and carry vision, the increase in depreciation and amortization was 28.5%.

Financial Result, net

In 2020, the net financial result totaled an expense of BRL$ 443 million, representing 1.2% of net revenue (0.7% in 2019). This increase is mainly impacted by the issuance of the first series of debentures and the impact of interest on lease liabilities.

24

Net Profit

The consolidated net profit of the Company's controlling shareholders in 2020 was BRL$ 1.398 billion (BRL$ 1.047 billion in 2019), representing an increase of 33.5%, as a result of the better operating performance and efficiency of the strategies adopted by the Company. In the cash and carry view, net profit was BRL$ 1.003 billion, representing a growth of 25.0%.

The result of the cash & carry activity, portrayed out of the operations transferred to GPA, reached gross revenue of BRL$ 39.369 billion in 2020 with a growth of 29.6% and a net revenue of BRL$ 35.950 billion with an increase of 29.3%, in line with the expansion plan. The gross margin, despite the considerable number of stores maturing, reached 16.4% (0.1 pp. lower than 2019). Expenses decreased by +0.5 pp. versus 2019, thanks to productivity gains and commodity inflation. Adjusted EBITDA reached BRL$ 2.696 billion and had a growth of +38.4%, higher than the evolution of gross revenue, with a margin increase of +0.5 p.p. Net income reached BRL $ 1.003 billion with a margin of 2.8%.

Financial Statement

Fiscal years ended on December 31, 2021, 2020 and 2019

Financial Statement - Assets

(BRL$ million)	12/31/2021	AV	AH 2020 x 2019	December 31, 2020	AV	AH 2020 x 2019	December 31, 2019	AV

Current Assets	8,222	36.0%	-1.5%	8,349	44.4%	-32.0%	12,282	34.2%
Cash and cash equivalent	2,550	11.2%	-27.8%	3,532	18.8%	-29.7%	5,026	14.0%
Accounts Receivable	265	1.2%	45.6%	182	1.0%	-62.9%	491	1.4%
Inventories	4,380	19.2%	17.1%	3,739	19.9%	-28.0%	5,190	14.5%
Recoverable taxes	876	3.8%	14.1%	768	4.1%	-31.4%	1,119	3.1%
Derivative financial instruments	4	0.0%	-93.0%	57	0.3%	96.6%	29	0.1%
Dividends receivables	16	0.1%	n/a	-	0.0%	n/a	-	0.0%
Other receivables	59	0.3%	73.5%	34	0.2%	-83.5%	206	0.6%
Other current assets	72	0.3%	94.6%	37	0.2%	-78.1%	169	0.5%

25

Assets held for sale	550	2.4%	n/a	-	0.0%	n/a	52	0.1%

Non-current Assets	14,082	61.6%	34.5%	10,472	55.6%	-55.7%	23,623	65.8%
Recoverable taxes	770	3.4%	-11.1%	866	4.6%	-10.0%	962	2.7%
Derivative financial instruments	28	0.1%	154.5%	11	0.1%	0.0%	11	0.0%
Deferred income tax and social contribution	45	0.2%	n/a	-	0.0%	n/a	-	0.0%
Related parties	114	0.5%	-36.0%	178	0.9%	83.5%	97	0.3%
Judicial deposits	119	0.5%	-11.2%	134	0.7%	10.7%	121	0.3%
Other receivables	-	0.0%	n/a	-	0.0%	-100.0%	37	0.1%
Other non-current assets	10	0.0%	900.0%	1	0.0%	-98.8%	84	0.2%
Investments	789	3.5%	2.6%	769	4.1%	140.3%	320	0.9%
Investment property	-	0.0%	n/a	-	0.0%	-100.0%	3,051	8.5%
Fixed assets	10,320	45.2%	38.0%	7,476	39.7%	-49.0%	14,652	40.8%
Intangibles	1,887	8.3%	82.0%	1,037	5.5%	-75.8%	4,288	11.9%

TOTAL ASSETS	22,854	100.0%	21.4%	18,821	100.0%	-47.6%	35,905	100.0%
	-			-			-

26

(BRL$ million)	12/31/2021	AV	AH 2020 x 2019	December 31, 2020	AV	AH 2020 x 2019	December 31, 2019	AV

Current Liabilities	8,644	37.8%	-1.6%	8,786	46.7%	-36.9%	13,930	38.8%
Suppliers	5,942	26.0%	17.5%	5,058	26.9%	-48.2%	9,770	27.2%

Lease liability	244	1.1%	41.9%	172	0.9%	-57.4%	404	1.1%
Loans and financings	433	1.9%	54.6%	280	1.5%	-11.4%	316	0.9%
Debentures	180	0.8%	-90.2%	1,840	9.8%	59.2%	1,156	3.2%
Salaries and payroll charges	425	1.9%	14.6%	371	2.0%	-35.1%	572	1.6%
Payable Taxes and contributions	158	0.7%	51.9%	104	0.6%	-68.2%	327	0.9%
Payable Income tax and social contribution	-	0.0%	-100.0%	424	2.3%	n/a	-	0.0%
Dividends and interest on capital payable	168	0.7%	97.6%	85	0.5%	672.7%	11	0.0%
Related parties	368	1.6%	797.6%	41	0.2%	-73.0%	152	0.4%
Deferred revenues	356	1.6%	56.8%	227	1.2%	-18.1%	277	0.8%
Minority interest purchasing obligation	-	0.0%	n/a	-	0.0%	-100.0%	466	1.3%
Other current liabilities	370	1.6%	101.1%	184	1.0%	-61.6%	479	1.3%

Non-current Liabilities	11,444	50.1%	31.7%	8,688	46.2%	-29.2%	12,274	34.2%
Lease liability	3,807	16.7%	46.2%	2,604	13.8%	-22.2%	3,347	9.3%
Loans and financings	1,154	5.0%	21.2%	952	5.1%	53.1%	622	1.7%
Debentures	6,266	27.4%	31.7%	4,759	25.3%	-29.3%	6,727	18.7%
Deferred income tax and social contribution	-	0.0%	-100.0%	82	0.4%	-93.1%	1,191	3.3%
Accrual for legal claims	205	0.9%	-27.3%	282	1.5%	-19.2%	349	1.0%
Deferred revenues	-	0.0%	-100.0%	1	0.0%	-50.0%	2	0.0%
Other non-current liabilities	12	0.1%	50.0%	8	0.0%	-77.8%	36	0.1%

Shareholders’ Equity	2,766	12.1%	105.3%	1,347	7.2%	-86.1%	9,701	27.0%
Share capital	788	3.4%	3.5%	761	4.0%	-82.8%	4,421	12.3%
Capital reserves	18	0.1%	350.0%	4	0.0%	-77.8%	18	0.1%
Profit reserves	1,961	8.6%	236.9%	582	3.1%	-76.7%	2,497	7.0%
Other comprehensive income	(1)	0.0%	n/a	-	0.0%	-100.0%	162	0.5%
Participation of non-controlling shareholders	-	0.0%	n/a	-	0.0%	-100.0%	2,603	7.2%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,854	100.0%	21.4%	18,821	100.0%	-47.6%	35,905	100.0%

27

December 31, 2021, vs. December 31, 2020

Assets

Current

Cash and cash equivalent

In 2021, cash and cash equivalent totaled BRL$ 2.550 billion, a decrease of BRL 982 million compared to 2020, mainly due to the payment to GPA related to the acquisition of 20 commercial outlets of Extra Hiper stores in the amount of BRL$ 1.000 billion Cash and cash equivalents represented 11.2% of total assets on December 31, 2021 compared to 18.8% on December 31, 2020.

Accounts receivable

As of December 31, 2021, the balance of accounts receivable totaled BRL$ 265 million, an increase of BRL$ 83 million compared to the balance of 2020. This increase is related to the higher volume of sales with credit cards, tickets and bank slips.

Inventories

Inventories increased 17.1%, from BRL$ 3.739 billion in 2020 to BRL$ 4.380 billion in 2021, representing an increase of BRL$ 641 million. This increase is impacted by the higher volume of store openings in December 2021, being that 13 stores were opened in 2021 in comparison with 6 stores in 2020. As of December 31, 2021, inventories represented 19.2% of total assets and 19.9% as of December 31, 2020, which also demonstrates a greater operational efficiency of the Company's management in managing inventories during the pandemic period, even in light of the opening of 28 stores in 2021.

28

Recoverable Taxes (current and non-current)

As of December 31, 2021, the balance of tax credits increased by 0.7%, from BRL$ 1.634 billion in 2020 to BRL$ 1.646 billion, that is, an increase of BRL$ 12 million. This variation is mainly related to the registration of the PIS/COFINS credit on the operations in the amount of BRL$ 229 million and ICMS monetization in the amount of BRL$ 158 million, as well as the monetization of other tax credits in the amount of BRL$ 59.

Other accounts receivable and Other assets (current and non-current)

On December 31, 2021, other assets increased by 95.8%, from BRL$ 72 million in 2020 to BRL$ 141 million in 2021, a variation of BRL$ 69 million, being BRL$ 42 million in prepaid expenses and BRL $ $27 million of receivables from Sales and Leaseback transactions.

Assets held for sale

In 2021, the Company recorded the amount of BRL$ 550 million, of which BRL$ 403 million refers to the acquisition of 6 Extra Hiper stores from GPA and BRL$ 147 million refers to the sale of properties in the Sale and Leaseback transaction.

Non-current Assets

Non-current assets, excluding fixed assets, intangible assets, investments, as well as taxes recoverable, other accounts receivable and other assets that were presented in current, went from BRL$ 323 million in 2020 to BRL$ 306 million in 2021. The reduction of BRL$ 17 million is mainly explained by the reduction in the balances of related parties’ receivables.

Investment

On December 31, 2021, the account balance increased by 2.6% or BRL$ 20 million, as a result of the equity pick-up registration in the fiscal year of BRL$ 47 million and dividends received in the amount of BRL$ 11 million and dividends receivable of BRL$ 16 million from Bellamar.

Fixed assets

In 2021, fixed assets increased 38.0%, going from BRL$ 7.476 billion in 2020 to BRL$ 10.320 billion. This increase of BRL$ 2.844 billion is represented by: (i) BRL$ 3.334 billion of addition, (ii) BRL$ 628 million of reassessments relating to IFRS 16/CPC 06 (R2), (iii) BRL$ 666 billion of depreciation, and (iv) BRL$ 452 million of write-offs and transfers. As of December 31, 2021, fixed assets represented 45.2% of total assets compared to 39.7% on December 31, 2020. Fixed assets balances include the right of use in the amount of BRL$ 3.620 billion on December 31, 2021 and BRL$ 2.429 billion on December 31, 2020.

Intangibles

In 2021, intangibles have shown an increase of BRL$ 850 million, going from BRL$ 1.037 billion in 2020 to BRL$ 1.887 billion. The increase is mainly related to the acquisition of 20 commercial outlets of Extra Hiper stores in the amount of BRL$ 798 million and the acquisition of other commercial outlets and software in the amount of BRL$ 52 million. As of December 31, 2021, intangibles represented 8.3% of total assets compared to 5.5% on December 31, 2020.

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Liabilities

Current

Suppliers

The balance of suppliers increased from BRL$ 5,058 billion in 2020 to BRL$ 5,942 billion in 2021. This variation of BRL$ 884 million occurred mainly by the increase in the Company's operating activities as a result of the significant expansion carried out in recent years. As of December 31, 2021, the balance of suppliers represented 26.0% of total liabilities, including shareholders' equity, compared to 26.9% on December 31, 2020.

Lease liabilities (current and non-current)

In 2021, the lease liability increased by BRL$ 1.275 billion, going from BRL$ 2.776 billion in 2020 to BRL$ 4.051 billion in 2021. The increase is basically represented by the addition of new contracts.

Loans and financings (current and non-current)

In 2021, loans and financings, including debentures, increased 35.1%, going from BRL$ 7.831 billion in 2020 to BRL$ 8.033 million in 2021. These loans and financings represented 35.1% of total liabilities on December 31, 2021, including shareholders' equity, compared to 41.6% on December 31, 2020. The increase of BRL$ 202 million in loans and financing, including debentures, is mainly related to the raising and interest in the amount of BRL$ 6.713 million. Payment of principal and interest in the amount of BRL 6.479 million and BRL 32 million in the settlement of swap agreements and others.

Salaries and payroll charges

In 2021, social and labor liabilities increased by BRL$ 54 million, going from BRL$ 371 million in 2020 to BRL$ 425 million mainly as the result of the opening of new stores.

Other liabilities and Obligation to purchase minority interest (current and non-current)

Other liabilities increased by BRL$ 190 million, going from BRL$ 192 million in 2020 to BRL$ 382 million in 2021, mainly impacted by the acquisition of fixed assets in the amount of BRL$ 164 million and amounts payable related to rentals, insurance public services and others totaling BRL$ 26 million.

Non-current

Accrual for legal claims

In 2021, the accruals for legal claims decreased 27.3%, going from BRL$ 282 million in 2020 to BRL$ 205 million in 2021, related to the accruals for social security and labor claims, partially offset by reversals and payments. As of December 31, 2021, the accruals for legal claims represented 0.9% of total liabilities, including shareholders' equity, compared to 1.5% on December 31, 2020.

Shareholders’ equity

Shareholders' equity increased by BRL$ 1.419 billion, going from BRL$ 1.347 billion in 2020 to BRL$ 2.766 billion in 2021, this increase is mainly due to: i) BRL$ 1.610 billion in profit for the year; ii) BRL$ 168 million in dividends payable; iii) BRL$ 63 million in interest on net equity; iv) BRL$ 27 million in capital increase in cash; and v) BRL$ 14 million in granted shares.

Other equity accounts

The equity accounts not discussed above did not show significant variations in the comparison between the balances on December 31, 2021 and December 31, 2020.

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December 31, 2020, vs. December 31, 2019

Assets

Current

Cash and cash equivalent

In 2020, cash and cash equivalents totaled BRL$ 3.532 billion, a reduction of BRL$ 1.494 billion compared to 2019, mainly related to the non-consolidation of Exito Group. Cash and cash equivalents represented 18.8% of total assets on December 31, 2020 compared to 14.0% on December 31, 2019.

Accounts receivable

As of December 31, 2020, the balance of accounts receivable totaled BRL$ 182 million, a reduction of BRL$ 309 million in relation to the balance of 2019. This variation is mainly due to the non-consolidation of the Exito Group, contributing to a decrease of BRL$ 384 million.

Inventories

Inventories decreased 28.0%, from BRL$ 5.190 billion in 2019 to BRL$ 3.739 billion in 2020, representing a reduction of BRL$ 1.451 billion. This reduction is impacted by the non-consolidation of Exito in the amount of BRL$ 2.993 billion. As of December 31, 2020, inventories represented 19.9% of total assets and 14.5% as of December 31, 2019, which also demonstrates a greater operational efficiency of the Company's management in managing inventories during the pandemic period, even in light of the opening of 19 stores in 2020.

Tax credits (current and non-current)

As of December 31, 2020, the balance of tax credits decreased by 21.5%, going from BRL$ 2.081 billion in 2019 to BRL$ 1.634 billion, that is, a reduction of BRL$ 447 million, of which BRL$ 570 million refer to the non-consolidation balance of the Exito group. Other variations in this caption are mainly related to the registration of ICMS credit on said transaction in the amount of BRL$ 123 million.

Other accounts receivable and Other assets (current and non-current)

As of December 31, 2020, other assets decreased 85.5%, going from BRL$ 496 million in 2019 to BRL$ 72 million in 2020, a variation of BRL$ 424 million, mainly due to the non-consolidation of the Exito Group, which had an impact of BRL$ 521 million and the receipt of BRL$ 97 million resulting from the sale of stores in the Sale Leaseback transaction carried out in the last quarter of 2019 and other amounts receivable.

Non-current Assets

Non-current assets, excluding fixed assets, intangible assets, investments, as well as tax credits, other accounts receivable and other assets that were presented in current, went from BRL$ 3.280 billion in 2019 to BRL$ 323 million in 2019. The reduction of BRL$ 2.957 billion is mainly explained by the non-consolidation of the Exito Group.

Investment

In 2020, the Company started to have a 17.8% interest in FIC, through Bellamar, and the investment amount of BRL$ 769 million refers to the acquisition amount of such participation interest. The investment amount of BRL$ 320 million in 2019 corresponds to the investments of Grupo Exito, which was no longer consolidated by the Company in 2020, as informed in item 10.1.

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Investment property

The balance in 2019, in the amount of BRL$ 3.051 billion, is related to the Exito Group's investment property, which was not consolidated in 2020, see note 10.1.

Fixed assets

In 2020, fixed assets decreased 49.0%, from BRL$ 14.652 billion in 2019 to BRL$ 7.476 billion. This reduction of BRL$ 7.176 billion is represented by: (i) BRL$ 2.788 billion of additions, (ii) BRL$ 621 million of reassessment related to IFRS 16/CPC 06 (R2), (iii) BRL$ 10.504 billion of the non-consolidation of Grupo Exito, (iv) BRL$ 1.262 billion of depreciation, (v) BRL$ 924 million from write-offs and transfers, (vi) BRL$ 1.970 billion of foreign exchange variation over Exito's assets conversion, (vii) BRL$ 135 million from corporate restructuring. As of December 31, 2020, fixed assets represented 39.7% of total assets compared to 40.8% on December 31, 2019. Fixed assets balances include the right of use in the amount of BRL$ 2.429 billion on December 31, 2020 and BRL$ 3.495 billion on December 31, 2019.

Intangibles

In 2020, intangibles decreased by BRL$ 3.251 billion, going from BRL$ 4.288 billion in 2019 to BRL$ 1.037 billion. The reduction is mainly related to the non-consolidation of the Exito Group, whose balance was BRL$ 3.281 billion on December 31, 2020. As of December 31, 2020, intangibles represented 5.5% of total assets compared to 11.9% on December 31, 2019.

Liabilities

Current

Suppliers

The balance of suppliers increased from BRL$ 9,770 billion in 2019 to BRL$ 5,058 billion in 2020. This variation of BRL$ 4.712 billion was mainly due to the non-consolidation of the Exito Group with a balance of BRL$ 6.449 billion and to the increase in the Company's operating activities as a result of the significant expansion carried out in recent years. As of December 31, 2020, the balance of suppliers represented 26.9% of total liabilities, including shareholders' equity, compared to 27.2% on December 31, 2019.

Lease liabilities (current and non-current)

In 2020, the lease liability decreased by BRL$ 975 million, going from BRL$ 3.751 billion in 2019 to BRL$ 2.776 billion in 2020. The reduction is basically represented by Grupo Exito's lease liabilities of BRL$ 2.416 billion and the addition of new agreements in the amount of BRL$ 3.391 billion.

Loans and financings (current and non-current)

In 2020, loans and financing, including debentures, decreased 11.2%, from BRL$ 8.821 billion in 2019 to BRL$ 7.831 billion in 2020. These loans and financing represented 41.6% of total liabilities on December 31, 2020, including shareholders' equity, compared to 24.6% on December 31, 2019. The reduction of BRL$ 990 million in loans and financings, including debentures, is mainly related to the payment of BRL$ 8 billion non-current debentures for the acquisition of Grupo Exito.

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Salaries and payroll charges

In 2020, social and labor liabilities decreased by BRL$ 201 million, going from BRL$ 572 million in 2019 to BRL$ 371 million, the variation of which is mainly due to the non-consolidation of Exito Group, with an impact of BRL$ 375 million and an increase of BRL$ 174 million due to the opening of new stores.

Other liabilities and Obligation to purchase minority interest (current and non-current)

The other liabilities decreased by BRL$ 789 million, going from BRL$ 981 million in 2019 to BRL$ 192 million in 2020, mainly impacted by the put option of minority shareholders of the entity Grupo Disco del Uruguay SA for the amount of BRL$ 636 million and BRL$ 236 million resulting from the Exito Group and which were not consolidated in 2020.

Non-Current

Deferred income tax and social contribution

In 2020, deferred income tax and social contribution liabilities decreased 93.1%, going from BRL$ 1.191 billion in 2019 to BRL$ 82 million, representing a reduction of BRL$ 1.109 billion, mainly due to: BRL$ 208 million of unrealized gains from tax credits and hedge operations; and ii) BRL$ 883 million from Grupo Exito.

Accrual for legal claims

In 2020, the accruals for legal claims decreased 19.2%, going from BRL$ 349 million in 2019 to BRL$ 282 million in 2020, related to the accrual for social security and labor claims, partially offset by reversals and payments, in addition to the non-consolidation of the Exito Group. As of December 31, 2020, the accruals for legal claims represented 1.5% of total liabilities, including shareholders' equity, compared to 1.0% on December 31, 2019.

Shareholders’ equity

Shareholders' equity decreased by BRL$ 8.291 billion, from BRL$ 9.701 billion in 2019 to BRL$ 1.410 billion in 2020, this reduction is mainly due to the Company's split-off process, see note 10.1.

Other equity accounts

The equity accounts not discussed above did not show significant variations in the comparison between the balances on December 31, 2020 and December 31, 2019.

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10.2       Operating and financial results

(a) Results of our operations, in particular:

(i) description of any important items of our revenue

The Company's revenues come from Assai's self-service operations.

For more details on variations in net revenue, see item 10.1 (h) of this Reference Form.

(ii) factors that materially affected our operating results

For information about the factors that materially affected our operating results, see item 10.1 (h) of this Reference Form.

(b) changes in our revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

Over the last 5 years, the Company has gone through several challenging macroeconomic moments and Assaí's operation has proved to be resilient and robust. Sales growth in this period was greater than 190%, with market share gains reaching a 27.2% share in the “atacarejo” market, which continues to evolve.

Revenues in 2021 reached BRL 45.6 billion (+16%), an increase of more than BRL$ 6 billion in the year, driven by the excellent performance of the year's expansion and the maturation of stores opened in previous years, in addition to the growth of 4.8% in “same stores”, despite the robust comparison base in 2020 (+14.1%). This solid performance resulted in an important gain in market share in the cash & carry sector, confirming the adherence of the market positioning and the successful commercial policy of the business. The Company ended 2021 with a total sales area of 964 thousand m².

For further information on variations in revenues, see item 10.1 (h) of this Reference Form.

(c) impact of inflation, changes in the prices of the main inputs and products, the exchange rate and the interest rate on the Company's operating and financial results

For information about the impact of inflation in net revenues and in the costs, as well as the impact of the interest rate in the financial result, see item 10.1 (h) of this Reference Form.

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10.3 Events with relevant effects, occurred and expected, in the financial statements

(a) the introduction or sale of an operating segment

At the Extraordinary General Meeting held on December 31, 2020, the shareholders of the Company and GPA approved the corporate reorganization proposal that comprises the split-up of Exito into GPA. Exito is a Colombian company operating in this country under the brands of supermarkets and hypermarkets Exito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the flag Libertad and in Uruguay operating under the flags Disco and Devoto. Additionally, in Colombia, Exito operates shopping centers under the Viva brand. See more details in item 10.

(b) the constitution, acquisition, or sale of equity interest

(i) Corporate reorganization

At the Extraordinary General Meeting held on December 31, 2020, the Company’s and GPA shareholders approved the proposal for a corporate reorganization comprising:

i) Split-off of the Company: partial split-off of Sendas with the merger of the split part into GPA, whose net book value determined by the independent appraisal company was BRL$ 9,179, comprising 90.93% of the entirety of Exito shares held by the Company, corresponding to three hundred and ninety-three million, ten thousand, six hundred and fifty-six (393,010,656) shares and equivalent to approximately 87.80% of the total shares issued by Exito (“Exito Participation”) and by 6 (six) gas stations held by Sendas (“Operational Assets”) in the amount of BRL$ 25; and

ii) Split-off of GPA: split-off of GPA, aiming to segregate the total equity interest that GPA holds in the Company, whose net book value determined by the independent appraisal company was BRL$ 1,216, with the delivery of the shares issued by Sendas owned by GPA directly to GPA shareholders, on the basis of one share issued by the Company for each share issued by GPA.

In the process of separation between Sendas and GPA, an exchange of assets was carried out which transferred to GPA 9.07% of the total shares of Exito held by the Company, corresponding to thirty-nine million, two hundred and forty-six thousand and twelve (39,246,012) shares and equivalent to approximately 8.77% of the total shares issued by Exito, upon receipt of the following assets owned by GPA:

i) 50% of the shares representing the share capital of Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), a company that holds 35.76% of Financeira Itaú CBD S. A’s share capital. – Credit, Financing and Investment (“FIC”), totaling BRL$ 769 and real estate properties adding up to BRL$ 146 million;

ii) BRL$ 685 through a capital increase in the Company, of which: a) BRL$ 500 in cash; b) BRL$ 140 through the capitalization of amounts payable to GPA; c) BRL$ 45 through the net book assets of stores’ assets for future exploration by the Company; and

iii) BRL$ 168 related to contingencies and related judicial deposits and which the Company and GPA have agreed to be responsible for after the Split-off. These indemnity effects were recorded under the related parties heading.

(c) unusual events or operations

Not applicable.

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10.4 - Significant changes in accounting practices - Reservations and emphases in the opinion of the

(a) auditor significant changes in accounting practices

The Company as lessee

The Company evaluates its lease agreements in order to identify rental relationships for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset amount below US$ 5,000.

The contracts are then recorded, when the lease starts, as a leasing liability in exchange for the Right of Use, both at the present value of the minimum lease payments, using the contact's implicit interest rate, if it can be used, or incremental interest rate considering loans obtained by the Company.

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease.

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Assets for the right to use lease agreements are amortized over the lease term. Capitalizations for improvements, upgrades and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

(b) significant effects of changes in accounting practices

Not applicable.

(c) reservations and emphases present in the auditor's report

There were no reservations in our independent auditor's report regarding our financial statements for the fiscal years ended December 31, 2021, 2020 and 2019.

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10.5       Critical accounting policies

Judgments, estimates and assumptions

The preparation of the Company's financial statements requires Management to make judgments and estimates and adopt assumptions that affect the amounts shown for revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the end of the year, however, the uncertainties regarding these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future years. In the process of applying the Company's accounting policies, Management adopted the following judgments, which had the most significant effect on the amounts recognized in the financial statements:

1) Impairment

According to the method disclosed in explanatory notes 8.3, 13.1, 14.1 and 14.2, the Company carried out a test to verify the assets that could not be recoverable and in the fiscal year ended December 31, 2021, based on the tests performed, there was no need to recognize a loss.

a) Test of recovery of operating assets of stores

The procedure for verifying non-realization consisted of grouping operational and intangible assets (such as goodwill) directly attributable to the stores. The test steps were as follows:

• Step 1: the book value of properties in rented stores was compared to a sales multiple (35%) representing transactions between companies in the same sector. For stores with a multiple value below book value, we move to a more detailed method, described in Step 2.

• Step 2: the Company considers the highest value among discounted cash flows using the 6.60% perpetuity growth (5.62% in 2020) for periods exceeding five years and a discount rate of 10.40% (9.80% in 2020) or appraisal reports prepared by independent experts for its own stores.

b) Test of recovery of intangibles of undefined useful life

For the purpose of testing for impairment, goodwill and brands acquired through business combinations and licenses with an indefinite duration were allocated to the Cash Generating Units (CGUs), which are also operating segments that disclose information.

The recoverable amount is determined by means of a calculation based on the value in use, derived from financial budgets cash projections approved by Senior Management for the next three years. The discount rate applied to cash flow projections is 10.40% (9.80% in 2020), and cash flows that exceed the three-year period are extrapolated using a growth rate of 6.60% (4.57% on December 31, 2019). As a result of this analysis, there was no need to record a provision for impairment of these assets.

1)	Income taxes

Due to the nature and complexity of the Company's business, the differences between the actual results and the assumptions adopted, or the future changes to these assumptions, may result in future adjustments to tax revenues and expenses already recorded. The Company sets up provisions, based on reasonable estimates, for due taxes. The value of these provisions is based on several factors, such as the experience of previous inspections and the different interpretations of tax regulations by the taxpayer and the responsible tax authority. These differences in interpretation can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

37

Deferred income tax and social contribution assets are recognized for all unused tax losses and temporary differences, insofar as it is probable that there will be taxable profit and tax credits may be offset. The definition of the amount of deferred income tax and social contribution assets that can be recognized requires a significant degree of judgment on the part of the Management, based on profit estimates and the level of future taxable real profit, according to the strategic plan approved by the Board of Directors.

For cases in which it is not possible to justify the realization of benefits, the potential for deferred income tax and social contribution credits is lowered. These losses do not have a statute of limitations, but their use, as defined by law, is limited to 30% of the taxable profit for each year for Brazilian legal entities, which have tax planning opportunities to use these balances. Explanatory Note 20 provides further details on taxes.

2)	Fair value of derivatives and other financial instruments

When it is not possible to obtain them in active markets, the fair value of financial assets and liabilities recorded in the financial statements is determined according to the hierarchy established by technical pronouncement CPC 46 / IFRS 13 - Measurement of fair value, which determines certain valuation techniques, including the discounted cash flow model. The information for these models is obtained, whenever possible, from observable markets or information, from comparable operations and transactions in the market. The judgments include an examination of the information, such as liquidity risk, credit risk and volatility. Any changes in the assumptions related to these factors may affect the fair value shown of the financial instruments.

The fair value of financial instruments actively traded in organized markets is determined based on market prices and at the end of the years.

In the case of financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. These techniques include using recent market transactions between independent parties, benchmarking the fair value of similar financial instruments, analyzing discounted cash flow or other valuation models.

4) Accruals for legal claims

The Company is a party to a number of judicial and administrative proceedings (note 20) and provisions for legal claims are set up for all lawsuits that represent an expectation of probable and estimated losses with a certain degree of fairness. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, their legal relevance, the history of the occurrence and amounts involved and the assessment of external lawyers.

) Taxes to be recovered

The Company has a balance of recoverable taxes mainly related to ICMS, ICMS under Tax Substitution - ST, PIS and COFINS. These taxes are realized based on growth projections, operational issues, and generation of debts for the consumption of these credits. See note 10 for further details on credits and their compensation.

6) Inventories

Inventories are measured at the lowest value between the acquisition cost and their realization value, calculated by the weighted average cost. The net realizable value is calculated at the average selling price, less: (i) taxes levied on the sale; (ii) personnel expenses linked directly to the sale; (iii) cost of the goods; and (iv) other costs necessary to bring the goods in condition for sale. Inventories are reduced to their recoverable value through estimates of loss due to robbery, theft, scrap, slow turnover of goods and loss estimate for goods that will be sold with negative gross margin, including showcase products.

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7) Joint Venture

The Company's investment in FIC is recognized as a joint operation (Joint Venture) and is accounted for using the equity pick-up method. Based on the equity pick-up method, investment in a Joint Venture in accordance with CPC18 (R2) / IAS28 - Investment in Associates, Subsidiaries and Joint Ventures (Joint Ventures) is initially recognized at cost. The carrying amount of the investment is adjusted for the purpose of recognizing changes in the Company's interest in the joint ventures’ shareholders' equity as of the acquisition date.

The financial statements of the Joint Venture are prepared for the same reporting period as those of the Company. When necessary, adjustments are made so that the policies are aligned with those of the Company.

After applying the equity pick-up method, the Company determines whether it is necessary to recognize additional impairment on the investment in its Joint Venture. The Company will determine, on each annual balance sheet closing date, whether there is objective evidence that the investment in the Joint Venture suffered a loss due to impairment. If found, the Company calculates the amount of the impairment loss as the difference between the Joint Venture's recoverable amount and the carrying amount and recognizes the loss in the income statement. On December 31, 2020, the Company did not carry out the analysis, considering that on this date it recognized the initial interest, as described in note 12.

8) Leasing

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 20 years.

The Company as lessee

The Company evaluates its lease agreements in order to identify rental relationships for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset amount below US$ 5,000.

The contracts are then recorded, when the lease begins, as a Lease Liability in exchange for the Right of Use (notes 18), both at the present value of the minimum lease payments, using the contract's implicit interest rate, if it can be used, or incremental interest rate considering loans obtained by the Company.

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease.

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Assets for the right to use lease agreements are amortized over the lease term. Capitalizations for improvements, upgrades and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

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Variable rents are recognized as expenses in the years in which they are incurred.

The Company as lessor

Leases in which the Company does not substantially transfer all the risks and benefits of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contract, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

Leasing agreements totaled BRL$ 4.051 billion on December 31, 2021 (BRL$ 2.776 billion on December 31, 2020), according to the table below:

	12/31/2021	12/31/2020
Financial lease liabilities - minimum payments:
Up to 1 year	244	172
From 1 to 5 years	1,231	866
More than 5 yeas	2,576	1,738
Present value of finance leasing agreements	4,051	2,776

Future financing charges	4,042	2,478
Gross value of finance leasing agreements	8.093	5,254

10.6       Relevant items not shown in the financial statements

(a)	The assets and liabilities held by the Company, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items)

(i) Active and passive operating leases

Operating leases - Contingent payments

	12/31/2021	12/31/2020	12/31/2019
Expenses (revenues) for the period:
Variables (0.5% and 1.6% of sales)	6	16	19
Sub-Leases (*)	31	22	20

(*) Refers mainly to rental agreements’ receivables from commercial galleries

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Finance leasing

Finance leasing agreements totaled according to the following table:

	12/31/2021	12/31/2020
Finance leasing liabilities - minimum payments
Up to 1 year	244	172
From 1 to 5 years	1,231	866
More than 5 yeas	2,576	1,738
Present value of finance leasing agreements	4,051	2,776

Future financing charges	4,042	2,478
Gross value of finance leasing agreements	8,093	5,254

(ii) receivables portfolios written off over which the entity maintains risks and responsibilities, indicating the respective liabilities

The Executive Board clarifies that there are no written-off receivables portfolios on which the entity maintains risks and responsibilities not evidenced in the Company's balance sheets as of December 31, 2021 and December 31, 2020.

(iii) contracts for the future purchase and sale of products or services

The Executive Board clarifies that there are no future purchase and sale contracts for products or services not shown in the Company's balance sheets as of December 31, 2021 and December 31, 2019.

(iv) unfinished construction contracts

The Executive Board clarifies that there is no unfinished construction not shown in the Company's balance sheets as of December 31, 2021 and December 31, 2020.

(v) contracts for future financing receipts

The Executive Board clarifies that there are no contracts for future financing receipts not shown in the Company's balance sheets as of December 31, 2021 and December 31, 2020.

(b)	Other items not shown in the financial statements

There are no other items not shown in the financial statements, other than those mentioned in item 10.6 (a) above.

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10.7       Comments on items not shown in the financial statements

(a)      how such items change or may change revenues, expenses, operating income, financial expenses or other items in the Company's financial statements;

In accordance with current accounting standards, the Company discloses in its consolidated financial statements all relevant transactions to which it is a party or retains any risk due to equity interest or contract. There are no transactions or operations not shown in the financial statements that could significantly impact the Company.

(b)     nature and purpose of the transaction;

Not applicable.

(c)      nature and amount of obligations undertaken and rights generated in favor of the Company as a result of the transaction.

Not applicable.

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10.8       Business plan

The Company reinforces to its shareholders and the market in general that its business plan was prepared foreseen a more amenable in comparison to the context of the COVID-19 pandemic in Brazil. Therefore, the Company reserves the right to change the business plan that may be an eventual issue, whatever it may be, in relation to occasional impacts of internal or external macroeconomic and political factors.

(a)         investments, including:

(i)          quantitative and qualitative description of investments in progress and planned investments

Assaí’s 2022 Gross Investment Plan amounts to approximately BRL$ 5.0 billion for the conversion of hypermarkets, construction of new units, refurbishing of existing stores, logistics and technology.

Additionally, up to BRL$ 1.6 billion will be paid in 2022 for the acquisition of up to 70 Extra Hiper commercial outlets, currently being converted to Assaí, as described in item 10.8(b) below.

(ii)         investment financing sources

The Company obtains funds for operations and investments, mainly through its operating cash flow, expansion reserve, capital budget, bank loans, prepayment of receivables, in addition to raising funds in the securities market. capital through the issuance of debentures (including serving as backing for real estate receivables certificate issuance transactions), promissory notes among other sources of financing.

(iii)       relevant divestments in progress and expected divestments.

At this moment we do not foresee new Sale and Lease Back Transactions.

(b)         provided it has already been disclosed, indicate the acquisition of plants, equipment, patents, or other assets that are expected to materially influence our operational capacity.

On October 14, 2021, the Board of Directors of the Company and of GPA approved the transaction for the conversion of Extra Hiper stores, operated by GPA, into cash & carry stores under the ASSAÍ brand (“Transaction”).

On December 16, 2021, the Company and GPA signed the “Agreement for the onerous assignment of rights to exploit commercial outlets and other covenants”, as amended, (“Agreement”), regulating the assignment to ASSAÍ of the exploitation rights of up to 70 commercial outlets located in several Brazilian states, 17 of which are owned by GPA and 53 properties owned by third parties, for the aggregate amount of up to BRL$ 3,973 million, to be paid by the Company in installments between December 2021 and January 2024, adjusted by CDI + 1.2% p.a., and may also involve the acquisition by the Company of some equipment existing in such stores.

43

The closing of the transaction provided in the Agreement is subject to the fulfillment of certain condition precedent, including, but not limited to, obtaining prior consent from the property owners and demobilization of the stores by GPA, with a deadline for the assignment of all commercial outlets to the Company up to March 31, 2022, being that the majority of the stores had already being assigned to Assaí at the end of February 2022. This transaction is not subject to the approval of competition authorities.

(c)         new products and services, indicating: (i) description of ongoing research already disclosed; (ii) total amounts spent on research to develop new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent on the development of new products or services.

Not applicable.

44

10.9 Other factors with material influence

The Company is not aware of other factors that have significantly influenced its operating performance and which have not been identified or commented on in the other items of this Section 10.

45

Annex 2 - Management’s Proposal for Capital Budget

Applicable (R$)
Construction of new units and conversion of hypermarkets, renovation of existing stores, logistics and technology	R$5,000,000,000.00

The Company's management presents the capital budget for the year of 2022, as described below:

Sources (R$)
Profit retention (Article 196 of Law No. 6,404/76)	R$463,731,717.03
Reserve for Expansion	R$168,000,278.93
Other own and/or third-party resources	R$4,368,268,004.04

46

Annex 3 – Opinion of the Fiscal Council

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of Sendas Distribuidora S.A. ("Sendas" or "Company"), undersigned, in the exercise of their duties and pursuant to Article 163, item III of Law No. 6,404, of December 15, 1976, as amended ("Law No. 6,404/76"), based on the analysis of the Management Proposal of the Company's Board of Directors of this date, opined, by majority, favorably for the referral for resolution at the Company's Ordinary and Extraordinary Shareholders' Meeting: (i) the proposed capital budget for the year 2022 in the amount of R$5,000,000,000.00 (five billion reais), for which the retention of profits in the amount of R$463,731,717.03 (four hundred and sixty-three million) is being proposed, seven hundred and thirty-one thousand, seven hundred and seventeen reais and three cents) pursuant to Article 196 of the Brazilian Corporate Law; and (ii) pursuant to Article 199 of Law No. 6,404//76, an increase in the Company's share capital in the amount equivalent to the surplus of profit reserves, except for the reserve of tax incentives, in relation to share capital, i.e., R$463,731,717.03 (four hundred and sixty-three million, seven hundred and thirty-one thousand, seven hundred and seventeen reais and three cents), by capitalizing part of the expansion reserve, without the issuance of new shares.

São Paulo, March 28, 2022.

Tufi Therefore Chairman of the Supervisory Board	Rafael Morsch Member of the Conselho Fiscal

47

Annex 4 - Income for the fiscal year ended December 31st, 2021
(Annex 9-1-II of ICVM 481)

1.           Report net income for the year

R$ 1,610,406,094.36.

2.           Report the overall amount and value per share of dividends, including advance dividends and interest on equity already declared

As detailed in the following table, the total amount of interest on equity, net of tax, paid so far is R$ 263,500,000.00.

Furthermore, the Board of Directors proposes that the Annual General Meeting approve the distribution of dividends in the amount of R$ 168,416,010.85, thus making up the overall amount of the mandatory minimum dividends of R$ 224,088,395.61 calculated in the fiscal year ended December 31, 2021.

	Declaration Event	GEM of 29/9/2020	GOM of 28/4/2021
	Income	Interest on Equity	Dividends
	Valor distribuído	R$63,330,477.00 (R$ 55,672,834.76 being the net amount after IRRF deduction)	R$ 168,416,010.85
Gross Value per Share	Common Share	R$ 0,04702730918394	R$0,125038407679398
	Preferred Share	-	-
	Calculation period	1/1/2021 to 31/12/2021	1/1/2021 to 31/12/2021
	Distribution Shareholding Base	05/10/2021	28/4/2022
	Ex-Law Trading Start Date	06/10/2021	29/4/2022
	Date of payment to shareholders	14/10/2021	27/06/2022

3.           Report the percentage of net income for the year distributed

2021
R$
Net Income for the Year	1,610,406,094.35
Reserve of Tax Incentive	708,722,457.30
Legal Reserve	5,330,054.62
Adjusted Net Income	896,353,582.43
Interest on Equity/Dividends distributed	224,088,395.61

Percentage on adjusted net income	25%

48

It should be noted that the mandatory minimum dividend of 25% is calculated based on adjusted net income, which is the net income for the year decreased from the sums destined to the constitution of the legal reserve, pursuant to Article 36, Paragraph 1 (a) of the Company's Bylaws.

4.           Report the amount of total and the value per share of dividends distributed based on earning from previous Years

Not applicable

5.           Inform, minus the anticipated dividends and interest on equity already declared:

a.           The gross value of dividend and intereston equity, in a segregated manner, per share of each species and class

Gross Value per Share	Common Share	R$ 0,125038407679398
	Preferred Share	-

b.           The form and termo f payment of dividends and interest on equity

Dividends will be paid in national currency by July 27, 2022.

c.           Any effect of updating and interest on dividends and interest on equity

Not appilcable

d.           Date of declaration of payment of dividends and interest on equity considered for identification of shareholders who will be entitled to their receipt

April 28, 2022.

6.           If dividends or interest on equity have been reported on the basis of profits calculated on half-yearly balance sheets or in shorter periods

a.           Report the amount of dividends or interest on equity already declared.

See the calculation period contained in the table of item 2 above.

b.           Report the date of the respective payments

See table of item 2 above.

7.           Provide comparative table indicating the following values per action of each species and class:

a.           Net income for te year and the previous three (3) years

49

	2021	2020	2019
Net income for the year	R$ 1,610,406,094.35	R$ 1,399,022,749.58	R$ 1,047,749,249.88

b.           Dividend and interest on equity distributed in the previous three (3) years

	2021	2020	2019
Total dividend distributed	R$ 224,088,395.61	R$ 348,344,343.74	R$ 297,058,823.53
Dividend related to Preferred Shares	-	-	-
Dividend related to Common Shares	R$ 224,088,395.61	R$ 348,344,343.74	R$ 297,058,823.53

8.           If there is a destination of profits to the legal reserve

a.           Identify the amount allocated to the legal reserve

R$ 5,330,054.62.

b.           Detail how to calculate the legal reserve

Legal Reserve = 5% of Net Income – Reserve of Tax Incentives

Net Income: R$ 1,610,406,094.35

Reserve of Tax Incentives: R$ 708,722,457,30

In 2021 the proposed legal reserve, in the amount of R$ 5,330,054.62, is less than 5% of net income for the year, considering that the proposed amount will make it reach the limit of 20% of the share capital provided for in Law 6404/76, Article 193.

9.           If the company has preferred shares entitled to fixed or minimum dividends

a.           Describe how fixed or minimum dividend calculations are calculated

b.           Inform whether the profit for the years is sufficient for the full payment of fixed or minimum dividends

c.           Identify if any unpaid installment is cumulative

d.           Identify the overall value of fixe dor minimum dividends to be paid to each class of preferred shares

e.           Identify the fixe dor minimum dividends to be apid per preferred share of each class

The Company does not have preferred shares.

10.        Concerning the mandatory dividends

a.           Describe the form of calculation provided for in the bylaws

50

Pursuant to Article 36, “a”, of the Company's Bylaws, shareholders shall be entitled to receive, in each fiscal year, as dividends, a mandatory percentage of 25% (twenty-five percent) on the net income for the year, with the following adjustments: (a) the decrease in the sums destined, in the year, to the constitution of legal reserve and reserve of contingencies; and (b) the increase in the supities resulting from the reversal, in the year, of reserves forcontingencies, previously formed.

The payment of the dividend determined pursuant to the preceding paragraph may be limited to the amount of net income for the year that has been made in accordance with the law, provided that the difference is recorded as a reserve of profits to be realized.

The profits recorded in the reserve of profits to be realized, when realized and if they have not been absorbed by losses in subsequent years, shall be added to the first dividend declared after realization.

b.           Inform if it is being paid in full

The mandatory dividend will be paid in the form of interest on equity and dividends, as shown in table 2 above.

c.           Report the amount that may be withheld

Not applicable

11.        In case of retention of the mandatory dividend due to the financial situation of the company

a.           Report the amount of the withholding

Not applicable

b.           Describe, in detail, the company's financial situation, including aspects related to liquidity analysis, working capital and positive cash flows

Not applicable

c.           Justify the retention of dividends

Not applicable

12.        If there is detination of results for contingency reservation

a.           Identify the amount allocated to the reserve

Not applicable

b.           Identify the loss considered probable and its cause

Not applicable

c.           Explain why the loss was considered likely

Not applicable

d.           Justify the establishment of the reserve

Not applicable

51

13.        If there is a destination of income for the reserve of profits to be made

a.           Inform the amount allocated

Not applicable

b.           Inform the nature of the unrealizaed profits that gave

Not applicable

14.        If result destination is available for statutory reserves

a.           Describe the statutory clauses establishing the reservation

The Expansion Reserve, described in Article 36, §2 of the Bylaws, aims to secure resources to finance additional investments of fixed and current capital and will be formed with up to 100% of the net income that remains after the purposes of which the company's capital is referred to as "i", "ii", and "iii" of item (c) of Article 36 of the Bylaws, and the total of this reserve may not exceed the value of the Company's share capital.

b.           Identify the amount allocated to the reserve

R$ 631,731,995.96.

c.           Describe how the amount was calculated

Expansion Reserve = Net Income – Reserve of Tax Incentive - Legal Reserve - Interest on equity - Dividends – Profit Retention

Where:

Net Income: R$ 1,610,406,094.35

Reserve of Tax Incentive: R$ 227,865,838.89 (amount referring to the tax incentive that is being subtracted from the net income for the year 2021)

Legal Reserve: R$ 5,330,054.62

Interest on equity: R$ 63,330,477.00

Dividends: R$ 463,731,717.03

Profit Retention: R$ 463,731,717.03

15.        If there is retention of profits expected in capital budget

a.           Identify the amount of the retention

R$ 463,731,717.03.

b.           Provide a copy of the capital budget

52

c. Applicable (R$)
Construction of new units and conversion of hypermarkets, renovation of existing stores, logistics and technology	R$5,000,000,000.00

The Company's management presents the capital budget for the year of 2022, as described below:

Sources (R$)
Profit retention (Article 196 of Law No. 6,404/76)	R$463,731,717.03
Reserve for Expansion	R$168,000,278.93
Other own and/or third-party resources	R$4,368,268,004.04

16.        If there is destination of results for the reserve of tax incentives

a.           Inform the amount allocated to the reservation

R$277,865,838.89 (amount referring to the tax incentive that is being subtracted from the net income for the year of 2021). In addition to this amount, the amount of R$430,856,618.41 related to tax incentives for the years of 2017 to 2020 was reallocated from the profit reserve to the tax incentive reserve.

b.           Explain the nature of the destination

The Company has tax incentives granted by the federal states, which are now characterized as investment subsidies, as provided for in Complementary Law No. 160/17 and Law No. 12,973/14. In the year ended December 31, 2021, the Company excluded the IRPJ and CSLL calculation bases from the amount constituted in the tax incentive reserve in relation to the years 2017 to 2021.

53

Annex 5 - Proposal for the overall remuneration of directors

(Item 13 of the Reference Form)

54

13 Management’s Compensation

13.1 – Description of the compensation practice or policy, including non-statuary directors

(a) objectives of the compensation practice or policy, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses such policy, website address where such document can be viewed.

The objective of the Company’s compensation practice or policy, regarding the compensation of its directors and members of committees, is to pay them in accordance with market practices, enabling the attraction and retention of qualified professionals and their engagement with the Company.

Current compensation policy was approved by the Board of Directors on February 6, 2020 and is available on the Investor Relations website, in the Corporate Governance section, and on CVM’s website.

(a)	Compensation breakdown, indicating:

i.	description of each compensation item and their objectives

(i) A fixed amount, calculated on the basis of the position held and qualification of the individual, with the objective of maintaining an equilibrium with market standards and in accordance with the results obtained from an annual survey carried out by external consultants hired by the Company and in relation to the Board of Directors and Advisory Committees, the fixed amount also considers the presence and number of participations in meetings in the respective administrative bodies and/or the fulfillment of specific responsibilities aimed at advancing the Company's strategy;

(ii) direct and indirect benefits;

(iii) a short-term variable amount (corresponding to a sharing in profits and losses), linked to the results of the Company’s fiscal year, paid annually to the officer appointed pursuant to the bylaws and, for the cases of the Board of Directors (Conselho de Administração) and Advisory Committees, linked to the dedication of more time or to the fulfillment of specific responsibilities related the Company's strategy;

(iv) long-term variable compensation (corresponding to stock option plans and/or free shares plan), with annual granting and payment deferred over a three-year period;

(v) post-employment benefits, corresponding to financial contribution to private pension plans.

The compensation of members of the Supervisory Board shall consist of a fixed monthly amount, not linked to the effective attendance in meetings, which may not be less, for each member, than 10% of the fixed amount on average attributed to each director, pursuant to the terms of paragraph 3 of Article 162 of Law No 6.404/76.

55

ii.	what is the proportion of each item in the total compensation

The table below shows the proportion of each item in the breakdown of the total compensation in previous fiscal years:

For the fiscal year ended December 31, 2021:

% in relation to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Purchase Plans	Total
Board of Directors	41.00%	3.67%	34.35%	20.98%	100.00%
Appointed Directors	47.07%	1.03%	36.53%	15.37%	100.00%
Supervisory Board	100.00%	-	-	-	100.00%

For the fiscal year ended December 31, 2020:

% in relation to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Purchase Plans	Total
Board of Directors	-	-	-	-	-
Appointed Directors	50.77%	1.36%	28.26%	19.61%	100.00%
Supervisory Board	-	-	-	-	-

For the fiscal year ended December 31, 2019:

56

% in relation to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Purchase Plans	Total
Board of Directors	-	-	-	-	-
Appointed Directors	51.54%	1.13%	28.26%	19.07%	100.00%
Supervisory Board	-	-	-	-	-

iii.	methodology for calculating and readjusting each compensation item

In order to establish the compensation of the directors, the Company regularly conducts market survey, in order to assess whether the criteria and conditions it adopts for the determination of the compensation are satisfactory and permit the retention of professionals, as well as analyzing the need to propose adjustments to some compensation item that may be out of alignment. These surveys are carried out annually, by specialized and recognized in the market consultancy firm hired by the Company and are based on the analysis of data of the most relevant companies in the Brazilian market, with billing and size similar to those of the Company.

Once the survey is completed, the area responsible for establishing the compensation structure of administrators and key personnel suggests parameters and compensation strategies, including non-statutory Directors and occupants of other strategic positions that do not compose the management appointed pursuant to the bylaws.

The Company has a department dedicated to compensation-related issues, the main objective of which is to evaluate, structure and recommend best practices. These recommendations will be submitted to the People and Culture Committee, responsible for the monitoring of and resolution on management compensation matters, as well as non-statutory officers and executives.

Once the compensation structures are approved by the People and Culture Committee, the Board of Directors shall prepare a Board Proposal so that shareholders can decide on the overall amount of compensation of directors, always split by functional areas.

With regard to the variable amount paid to directors, the Company pays its directors pursuant to the terms of Law No. 10.101/2000. The calculation is based on financial and non-financial indicators, independent of each other, in line with the strategic planning of the Company, defined on the basis of the business plan and the results to be achieved by the Company, as mentioned in item 13.1.c. The profit sharing is, therefore, linked to the performance of the Company and of the director itself, in accordance with the Company’s Profit Sharing Program.

For additional information on Company stock option plans, see item 13.4 below.

57

iv.	reasons justifying compensation breakdown

What justifies the composition of the Company’s compensation policy is the focus on results, which depends on the continuous search for the best talent, competent, qualified, resolute and valuable professionals to the Company.

When analyzing the amount of the total compensation of a member of the Management, it is necessary to highlight that the Company refers to the compensation policy in order to ensure that the amounts received by the members of the Management is in line with comparable companies (largest economic groups in Brazil) and equivalent to the total compensation of the 10% best paying companies in Brazil according to the result of the survey referred to above.

v.       the existence of members not remunerated by the issuer and the reason for this

The Chairman of the Board of Directors will not receive any kind of compensation as the it will waive its right to receive.

(b)	key performance indicators that are taken into account in the determination of each compensation item

In order to comply with the objectives of the compensation policy, which is to remunerate in accordance with market practices (as measured by the Korn Ferry Top Exec Survey, which adopts as benchmarks large economic groups that operate in the country), in order to attract and retain the best talents in search of excellence, each compensation item considers the following performance indicators in its determination:

•        Fixed amount (base salary and direct and indirect benefits): determined on the basis of competitive compensation structures that consider expertise; problem solving and responsibility of each position. The Company organizes its structure by salary grids and average wages for each of these grids, seeking to maintain alignment with market midpoint wage.

•        Profit Sharing: we observe performance indicators aligned with the Company’s strategic planning, defined on the basis of its business plan, which takes into account quantitative results and evaluation of directors’ performance, in accordance with the Company’s Profit Participation Program, entered into pursuant to the terms of Law No. 10.101/2000. As an example, in recent years, the Company has used metrics based on the following indicators for calculating the amounts to be distributed within the scope of its Profit Sharing Programs: Net Sales, Net Margin, General Administrative and Sales Expenses, EBITDA, Net Profit, Net Debt, Sustainability Index (% People with Disabilities; % Women in Leadership; Energy Consumption), No. of Tickets (Transactions) and Market Share. For metric purposes, some financial indicators, including net profit, are based on the French accounting standard, which is the standard used by the Company’s controlling shareholder for the consolidation of its subsidiaries and which allows all executives of the group to be remunerated under same criteria.

As can be seen, some of these indicators are strictly financial and the others are measurable factors that contribute to Company's results and therefore have a correlation with its financial performance. Given the independence between the various indicators, it should be noted that there will be the possibility of payment of amounts to the Company’s directors within the scope of its Profit Sharing Programs in any circumstance, regardless of the distribution of dividends by the Company, based on applicable performance indicators, pursuant to the terms of the Profit Sharing Programs entered into annually by the Company. Thus, especially in fiscal years in which a net loss or net profit below corporate goals is recognized, it is possible that the reaching of a percentage greater than 100% in achieving the goals attributed to non-strictly financial indicators may make up for, even if partially, the failure to meet strictly financial indicators. The total amount paid under Profit Sharing Programs is provided for and limited by the terms and conditions laid down in those programs.

58

The results of Group and individuals’ performance indicators are measured according to minimum, target and maximum ranges, which will be established and approved, respectively, by the People and Culture Committee and by the Board of Directors. It is the average of such results that will define the percentage to be applied to the target of the Profit Sharing Programs of each individual.

For the determination and assessment of the amounts to be paid in the scope of the Profit Sharing Programs, the Company applies the method called Performance Score (internally aligned with the objectives set out by Assai), this method was even applied in 2019 to all other mid-leadership employees of the Company, that is, the ones called Coordinators.

•        Stock-based compensation: information on stock-based compensation criteria and features is set out in item 13.4 of the Reference form.

(c)	how compensation is structured to reflect the evolution of performance indicators

The Company structures its compensation through programs that monitor the fulfillment of previously set goals and results achieved.

(d)	How compensation practice and policy is in line with short, medium and long-term objectives of the Company

In order to align the Directors with the objectives of the Company in a short and medium-term perspectives, the Company offers to Directors a fixed amount (base salary) and, in addition, a variable amount portion, to be paid in the form of profit sharing. In addition, the Company offers to Directors a stock option plan and a compensation plan based on an option to purchase shares that, since such shares present certain features such as grace periods for option exercising and lock up of acquired shares, keeps Directors in line with the Company's objectives in a long-term perspective. It should also be clarified that, the stock option plan, the compensation plan based on stock option and profit sharing, make up the variable portion of the Directors’ compensation.

The compensation of the members of the Board of Directors, Supervisory Board and Company’s committees will be readjusted on the basis of the amount usually paid by the market, encouraging such professionals to maintain excellence in the exercise of their functions and the continuous search for results improvement. Stock option and compensation in the form of an option to purchase shares detailed in item 13.4 may be extended to the members of the Company’s Board of Directors. In addition, the members of the Board of Directors and the Committees may be entitled to short-term variable compensation, linked to the dedication of more time or to the fulfillment of specific responsibilities focused on Company's strategy. In this sense, the Company understands that the compensation practice and policy are adequate considering its short, medium and long-term objectives.

59

(e)	existence of compensation financed by subsidiaries, controlled or direct or indirect controllers

The compensation of directors and members of committees shall be borne exclusively by the Company.

(f)	Existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as the sale of the Company's corporate control

There will be no guaranteed compensation or benefit to Company’s directors or members of committees linked to the occurrence of corporate events.

(g)	practices and procedures adopted by the board of directors to set the individual compensation of the board of directors and appointed directors, indicating:

i.	Bodies and committees of the issuer that participate in the decision-making process, identifying how such participation takes place
ii.	criteria and methodology used to establish individual compensation, indicating whether studies are used to verify market practices, and, if so, the criteria for comparison and the scope of these studies
iii.	how often and how the board of directors evaluates the adequacy of the issuer's compensation policy

i.         As indicated in item 13.1.b.iii above, the People and Culture Committee receives from the area dedicated to issues relating to Company’s compensation, recommendations on the proposal of each member of management bodies, corporate committees and appointed directors.

The People and Culture Committee is responsible for resolving and approving such recommendations.

Once resolved and approved, these recommendations are forwarded by the People and Culture Committee to the Board of Directors, which in turn will draft a Board Proposal so that shareholders can decide on the aggregate amount of directors’ compensation, always broken by bodies.

ii.        In order to establish the individual compensation of each member of management, statutory committees, and directors, the Company regularly conducts market surveys, through the hiring of a specialized and recognized consultancy firm, based on the analysis of the data of the most relevant Brazilian companies, with billings and size similar to those of the Company, in order to assess whether the criteria and conditions it adopts for the determination of the compensation are satisfactory and permit the retention of professionals, as well as analyzing the need to propose adjustments to some compensation item that may be out of alignment.

Once this information is analyzed, a compensation proposal is made based on the level of dedication and role played by each member of management bodies, statutory committees and directors.

iii.	The People and Culture Committee and the Board of Directors will evaluate the adequacy of the compensation paid annually, in line with the result of the survey carried out by the specialized consultancy firm hired by the Company.
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13.2        Total compensation of the board of directors, director appointed pursuant to the bylaws, and supervisory board

Total compensation budgeted for the current fiscal year * 12/31/2022 - Annual Amounts
	Board of Directors	Statutory Directors	Supervisory Board	Total
Number of members	9.00	5.00	3.00	17.00
Number of paid members	8.00	5.00	3.00	16.00
Fixed Annual compensation
Salary or pro-labor	14,393,471.21	19,452,497.91	518,400.00	34,364,369.13
Direct and indirect benefits	1,492,943.36	503,580.00		1,996,523.36
Participation in committees				-
Others				-
Description of other fixed compensation				-
Variable Compensation	13,817,500.00			13,817,500.00
Bonus				-
Profit Sharing		9,937,911.11		9,937,911.11
Participation in Meetings				-
Commissions				-
Others				-
Description of other variable compensation
Post-Employment				-
Termination of Office				-
Based on shares, including options	5,403,937.62	6,820,790.00		12,224,727.62
Remarks	The total number of members of each body and the total number of paid members of each body was determined as specified in item 10.2.13.b of Annual OFICIO CIRCULAR/CVM/SEP.
Total Compensation	35,107,852.20	36,714,779.02	518,400.00	72,341,031.22

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Total remuneration for the Fiscal Year on 12/31/2021- Annual Amounts
	Board of Directors	Statutory Directors	Supervisory Board	Total
Number of members	9.00	4.83	3.00	16.83
Number of paid members	8.00	4.83	3.00	15.83
Fixed Annual compensation	-	-	-	-
Salary or pro-labor	13,893,505.35	18,665,131.89	331,340.21	32,889,977.45
Direct and indirect benefits	1,242,658.01	407,730.25	-	1,650,388.26
Participation in committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation	11,639,545.69	-	-	11,639,545.69
Bonus	-	-		-
Profit Sharing	-	14,485,075.83	-	14,485,075.83
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment	-	-	-	-
Termination of Office	-	-	-	-
Based on shares, including options	7,110,892.25	6,095,490.98	-	13,206,383.23
Remarks	The total number of members of each body and the total number of paid members of each body was determined as specified in item 10.2.13.b of the Annual OFICIO CIRCULAR/CVM/SEP.
Total Compensation	33,886,601.30	39,653,428.95	331,340.21	73,871,370.46

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Total remuneration for the Fiscal Year on 12/31/2020 - Annual Amounts
	Board of Directors	Statutory Directors	Supervisory Board	Total
Number of members	0.00	4.00	0.00	4.00
Number of paid members	0.00	4.00	0.00	4.00
Fixed Annual compensation
Salary or pro-labor		11,653,780.40		11,653,780.40
Direct and indirect benefits		338,839.20		338,839.20
Participation in committees				-
Others		970,509.35		970,509.35
Description of other fixed compensation	INSS	INSS	INSS	INSS
Variable Compensation
Bonus				-
Profit Sharing		7,026,892.79		7,026,892.79
Participation in Meetings				-
Commissions				-
Others				-
Description of other variable compensation
Post-Employment				-
Termination of Office				-
Based on shares, including options		4,877,112.45		4,877,112.45
Remarks	The total number of members of each body and the total number of paid members of each body was determined as specified in item 10.2.13.b of OFICIO CIRCULAR/CVM/SEP/Nº 02/2020.
Total Compensation	0.00	24,867,134.19	0.00	24,867,134.19

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Total compensation for the Fiscal Year ending on 12/31/2019 - Annual Amounts
	Board of Directors	Statutory Directors	Supervisory Board	Total
Number of members	0.00	4.00	0.00	4.00
Number of paid members	0.00	4.00	0.00	4.00
Fixed Annual compensation
Salary or pro-labor	-	14,387,611.71	-	14,387,611.71
Direct and indirect benefits	-	335,262.02	-	335,262.02
Participation in committees	-	-	-	-
Others	-	972,849.02	-	972,849.02
Description of other fixed compensation	INSS	INSS	INSS	INSS
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	8,421,233.21	-	8,421,233.21
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation
Post-Employment	-	-	-	-
Termination of Office	-	-	-	-
Based on shares, including options	-	5,683,742.17	-	5,683,742.17
Remarks	The total number of members of each body and the total number of paid members of each body was determined as specified in item 10.2.13.b of OFICIO CIRCULAR/CVM/SEP/Nº 03/2019.
Total Compensation	0.00	29,800,698.12	0.00	29,800,698.12

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13.3        Variable compensation of the board of directors, directors appointed pursuant to the bylaws and supervisory board

The members of the Board of Directors, the Supervisory Board and Advisory Committees will not receive variable compensation in the carrying out of their roles, except for payments linked to the dedication of more time or the fulfillment of specific responsibilities aimed at advancing Company's strategy.

The variable compensation of the members of the Company’s Board of Directors and of its Appointed Directors is presented below, which is expected to be paid in 2022 in relation to fiscal years 2021, 2020 and 2019.

Estimated amounts for the 2022 fiscal year:

(Amounts in BRL$, when applicable)	Appointed Directors
Total number of members	5.00
Number of paid members	5.00
Bonus
Minimum expected amount	0
Maximum expected amount	0
Expected amount – targets reached	0
Profit Sharing
Minimum expected amount	0
Maximum expected amount	19,875,822.22
Expected amount – targets reached	9,937,911.11

Estimated amounts for the 2022 fiscal year:

(Amounts in BRL$, when applicable)	Supervisory Board
Total number of members	9.00
Number of paid members	8.00
Bonus
Minimum expected amount	0
Maximum expected amount	0
Expected amount – targets reached	0
Profit Sharing
Minimum expected amount	0
Maximum expected amount	0
Expected amount – targets reached	0

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Amounts paid with reference to the 2021 fiscal year:

(Amounts in BRL$, when applicable)	Appointed Directors
Total number of members	5
Number of paid members	5
Bonus
Minimum expected amount	0
Maximum expected amount	0
Expected amount – targets reached	0
Profit Sharing
Minimum expected amount	0
Maximum expected amount	35,231,021
Expected amount – targets reached	17,615,511
Amounts effectively recognized	14,485,075

Amounts paid with reference to the 2020 fiscal year:

(Amounts in BRL$, when applicable)	Appointed Directors
Total number of members	4.00
Number of paid members	4.00
Bonus
Minimum expected amount	0
Maximum expected amount	0
Expected amount – targets reached	0
Profit Sharing
Minimum expected amount	0
Maximum expected amount	14,053,786
Expected amount – targets reached	7,026,893
Amounts effectively recognized	7,026,893

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Amounts paid with reference to the 2019 fiscal year:

(Amounts in BRL$, when applicable)	Appointed Directors
Total number of members	4.00
Number of paid members	4.00
Bonus
Minimum expected amount	0
Maximum expected amount	0
Expected amount – targets reached	0
Profit Sharing
Minimum expected amount	0
Maximum expected amount	16,842,466
Expected amount – targets reached	8,421,233
Amounts effectively recognized	8,421,233

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13.4        Compensation plan based on actions of the board of directors and appointed directors

On December 31, 2020, shareholders of the Company approved in an extraordinary general meeting (I) the creation of the Stock Option Purchase Plan and its respective standard granting contract (“Option Plan”); and (ii) the creation of the Compensation Plan based on an Option to Purchase Shares and its respective standard granting contract (“Compensation Plan” and, in conjunction with the Option Plan, the “Plans”).

Additionally, as a result of the spin-off described in item 18.5 of this Reference Form, the Company's managers are still entitled to the grants made under the plans of Companhia Brasileira de Distribuição ("GPA"), namely, the Stock Option Plan (“GPA Option Plan”) and the Stock Option Compensation Plan (“GPA Compensation Plan” and, together with the GPA Option Plan, the “GPA Plans”), approved at GPA's Extraordinary Shareholders' Meeting on May 9, 2019, and amended at the Ordinary and Extraordinary Shareholders' Meetings held on April 24, 2015 and April 25, 2019 and at the Extraordinary Shareholders' Meeting held on December 30 of 2019. In the fiscal year ended December 31, 2021, options granted by GPA of Series B5, B6 and B7 of the GPA Compensation Plan and Series C5, C6 and C7 of the GPA Option Plan were in force. For information on GPA's Plans, see item 13.4 of the GPA’s Reference Form.

Below, we describe the Plans that had options in effect on December 31, 2021:

COMPENSATION PLAN

a.        general terms and conditions

The Compensation Plan shall be managed by the Company’s Board of Directors, which shall establish the People, Culture and Remuneration Committee (“Committee”) to advise it in the management of the Compensation Plan, among other topics (“Committee”).

The Committee’s members meet to grant the options of the series that make up the Compensation Plan and whenever necessary to resolve on issues raised regarding the Compensation Plan.

Each series granted of purchase option carries the letter “B” followed by a number. In the fiscal year ended December 31, 2021, it was in force the option granted in under Series B8 of the Compensation Plan.

Employees and directors of the Company, who are considered key executives (“Participant”), are eligible to participate in the Compensation Plan, all of them being subject to the approval of the Board of Directors or the Committee, as applicable.

Participation in the Compensation Plan does not interfere with other payments to which the Participant is entitled as an employee and/or director of the Company, such as salary, pro-labor, benefits, profit sharing and / or any other benefit or compensation.

b.        key objectives of the plan

The Compensation Plan establishes the conditions for the Company to grant stock purchase options to its directors and employees, with the following objectives: (i) attract to and retain in the Company highly qualified executives and professionals; (ii) provide for the participation of the Company’s directors and employees in its capital and in capital increases arising of the results to which such directors and employees contributed; and (iii) align the interests of the Company's directors and employees with those of its shareholders, thereby encouraging the performance of these professionals and ensuring their continuity in the Company's management.

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c.        how the plan contributes to these goals

The Compensation Plan contributes to the Company’s objectives by encouraging the alignment of its long-term interests and the interests of its executives to obtain high performance and valuation of the Company.

d.        how the plan is part of the issuer's compensation policy

The Company believes that, by giving Participants the possibility of taking on an investor position, it encourages the performance of such Participants in the Company’s management to be done with a view to creating value for the Company and its shareholders.

e.        how the plan aligns the interests of administrators and issuer in the short, medium and long term

Through the Compensation Plan, the Company seeks to stimulate the improvement in its management, aiming at gains by a commitment to long-term results. The improvement of these results and the valuation of the Company’s shares, in turn, maximize the gains of the Participants, who are in the position of investors together with all other shareholders.

f.        maximum number of shares covered

The options for purchasing shares granted under the Compensation Plan may grant purchase rights over a number of shares not exceeding two percent (2%) of the Company's total common shares issued. The total number of shares issued or subject to be issued, pursuant to the terms of the Compensation, Plan is subject to adjustments due to splits, reverse splits and bonuses.

g.        maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares covered by the Compensation Plan, as described in item (f) above.

Each stock purchase option will give the Participant the right to subscribe or acquire 1 (one) common share issued by the Company.

h.        conditions for the purchase of shares

The grant of stock purchase options shall be formalized by the execution between the Company and the Participant of the option contract, which shall specify the total number of shares subject to the respective option, the term and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the purchase price and payment conditions, in accordance with the provisions of the Compensation Plan (“Option Agreement”).

For the purposes of the Compensation Plan, the Committee’s resolution date regarding the granting of the options series shall be the date on which the options are to be considered as being granted to the respective Participants, provided that the Participant, even at a later date than the date of Committee’s Resolution, agree to join the Compensation Plan with the formalization of the Option Agreement (“Grant Date”).

The Participant wishing to exercise its purchase options shall communicate in writing to the Company, during the Exercise Period (as defined in item (i) below), its intention to do so, indicating the number of options it wishes to exercise. Such communication shall follow the template of the exercise form attached to the respective Option Agreement (“Option Exercise Form”).

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The Participant may exercise its call options in whole or in part, at once or over multiple requests, provided that for each exercise it sends the corresponding Option Exercise Form during the Exercise Period.

i.        criteria for fixing the purchase price or exercise

The exercise price of each stock purchase option granted under the Compensation Plan shall be BRL$ 0,01 (one cent) (“Exercise Price”).

j.        criteria for setting the term or exercise

The options granted to a Participant shall not be exercised for a period of thirty-six (36) months from the grant date (“Grace Period”) and may only be exercised in the period beginning on the first day of the thirty-seventh (37th) month counted from the Grant Date and ending on the last day of the forty-second (42nd) month counted from the Grant Date (“Exercise Period”), except in the events of anticipations, according to item (n) and other applicable sub-items hereinbelow or authorized by the Committee, pursuant to the terms of the plan.

k.        settlement method

By the thirtieth (30th) day of the month in which it receives the Option Exercise Form, the Company shall inform the respective Participant: (i) the exercise total price to be paid, resulting from the multiplication of the Exercise Price by the amount of options informed by the Participant on the Option Exercise Form; (ii) the delivery date to the Participant of the shares covered by the exercise of the options; which should occur after the approval by the Board of Directors of the capital increase resulting from the exercise of the respective options, within the authorized capital, pursuant to the terms of the Company’s Bylaws, upon receipt of the Option Exercise Form (“Shares Purchase Date”); (iii) the amount of shares to be delivered to the Participant; and (iv) the period in which the Participant must make the payment of the total exercise price, in local currency, by means of a discount on the Participant’s payroll, observing that the deadline will always be the tenth (10th) day that precedes the Shares Purchase Date (“Payment Date”).

l.        restrictions on the transfer of shares

The Compensation Plan does not provide for restrictions on the transfer or circulation of the shares obtained out of the exercise of the options, except regarding the competence of the Board of Directors to establish such restrictions in any grant agreements that it may deem necessary.

m.        criteria and events which, when verified, shall cause the plan to be suspended, altered or extinguished

The options granted under the Compensation Plan shall be automatically extinguished and all effects shall cease to be fully effective in the following cases: (i) by exercising it in its entirety, in the manner set out in item 6 of the Compensation Plan; (ii) after the term of validity of the purchase option; (iii) by way of a joint termination between the Company and the Participant, of the Option Agreement; (iv) if the Company is dissolved, liquidated or has its bankruptcy declared; or (v) in the events provided for in item (n) below, subject to any specific conditions that the Committee may establish to certain Participants.

If the number, type and class of shares existing on the date of approval of the Compensation Plan are changed as a result of bonuses, splits, reverse split, conversion of shares of one species or class into another or conversion into shares of other securities issued by the Company, it will be the Committee’s responsibility to make the corresponding adjustment in the number and class of the shares that are the object of the options granted and their respective exercise price, in order to avoid distortions in the implementation of the Compensation Plan.

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n.        effects of the exit of the director of the issuer’s bodies over its rights under the stock-based compensation plan

In the event of a Participant being terminated by dismissal, with or without just cause, waiver or dismissal of the position, retirement, permanent disability or death, the rights conferred upon it in accordance with the Compensation Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the duration of the Plan, the Participant:

(i)	is dismissed from the Company, as the case may be, by involuntary dismissal without cause or termination of office without violation of the duties and assignments of a director, the Participant may exercise, within 10 (10) days from the dismissal date, the number of options calculated pro rata temporis in relation to the Grace Period. If the Participant fails to exercise within the aforementioned period, all purchase options not exercised shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity;
(ii)	is dismissed from the Company, as the case may be, involuntarily, by means of a dismissal with cause or termination of office for violating the duties and assignments of a director, all purchase options already exercisable or not yet exercisable on the date of termination in accordance with the respective Option Agreement shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity;
(iii)	voluntarily leaves the Company, by asking to leave its job or by resigning from office, as the case may be, all exercisable options on the date of departure, or those option not yet exercisable, pursuant to the respective Option Agreement shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity;
(iv)	to voluntarily leave the Company, having retired in the course of the employment agreement, within fifteen (15) days of the date of departure, the Participant may exercise all purchase options in accordance with the Option Agreement, including options within the Grace Period, all other provisions in item 6 of the Compensation Plan being duly observed. If the Participant fails to exercise within the aforementioned period, all purchase options not exercised shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity; and
(v)	leaves the Company due to death or permanent disability, within thirty (30) days counted from the issuance of the probate or the competent court order that enables the Participant’s heirs and legal successors in the event of death or declaration issued by the National Institute of Social Security (INSS) on permanent disability, the Participant’s authorized heirs and legal successors, as the case may be, may exercise all purchase options in accordance with the Option Agreement, including purchase options within the Grace Period, all other provisions of item 6 of the Compensation Plan being duly observed. If the Participant’s heirs or legal successors fail to exercise it within the aforementioned period, all options for purchase not exercised shall automatically extinguished de jure, regardless of prior notice or notification, and without the right to any indemnity.
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OPTION PLAN

a.        general terms and conditions

The Option Plan shall be managed by the Company’s Board of Directors, which has established the People, Culture and Remuneration Committee (“Committee”) to advise it in the management of the Option Plan, among other topics.

The Committee’s members shall meet to grant the options of the series that make up the Option Plan and whenever necessary to resolve on issues raised regarding the Option Plan.

Each series granted of purchase option carries the letter “C” followed by a number. In the fiscal year ended December 31, 2021, it was in force the option granted under Series C8 of the Compensation Plan.

Employees and directors of the Company, who are considered key executives (“Participant”), are eligible to participate in the Option Plan, all of them being subject to the approval of the Board of Directors or the Committee, as applicable.

Participation in the Option Plan does not interfere with other payments to which the Participant is entitled as an employee and/or director of the Company, such as salary, pro-labor, benefits, profit sharing and / or any other benefit or compensation.

b.        key objectives of the plan

The Option Plan establishes the conditions for the Company to grant stock purchase options to its directors and employees, with the following objectives: (i) attract to and retain in the Company highly qualified executives and professionals; (ii) provide for the participation of the Company’s directors and employees in its capital and in capital increases arising of the results to which such directors and employees contributed; and (iii) align the interests of the Company's directors and employees with those of its shareholders, thereby encouraging the performance of these professionals and ensuring their continuity in the Company's management.

c.        how the plan contributes to these goals

The Option Plan contributes to the Company’s objectives by encouraging the alignment of its long-term interests and the interests of its executives to obtain high performance and valuation of the Company.

d.        how the plan is part of the issuer's compensation policy

The Company believes that, by giving Participants the possibility of taking on an investor position, it encourages the performance of such Participants in the Company’s management to be done with a view to creating value for the Company and its shareholders.

e.        how the plan aligns the interests of administrators and issuer in the short, medium and long term

Through the Option Plan, the Company seeks to stimulate the improvement in its management, aiming at gains by a commitment to long-term results. The improvement of these results and the valuation of the Company’s shares, in turn, maximize the gains of the Participants, who are in the position of investors together with all other shareholders.

f.        maximum number of shares covered

The options for purchasing shares granted under the Option Plan may grant purchase rights over a number of shares not exceeding two percent (2%) of the Company’s total common shares issued. The total number of shares issued or subject to be issued, pursuant to the terms of the Option Plan is subject to adjustments due to splits, reverse splits and bonuses.

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g.        maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares covered by the Option Plan, as described in item (f) above.

Each stock purchase option will give the Participant the right to subscribe or acquire 1 (one) common share issued by the Company.

h.        conditions for the purchase of shares

The grant of stock purchase options shall be formalized by the execution between the Company and the Participant of the option contract, which shall specify the total number of shares subject to the respective option, the term and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the purchase price and payment conditions, in accordance with the provisions of the Option Plan (“Option Plan”).

For the purposes of the Option Plan, the Committee’s resolution date regarding the granting of the options series shall be the date on which the options are to be considered as being granted to the respective Participants, provided that the Participant, even at a later date than the date of Committee’s Resolution, agree to join the Option Plan with the formalization of the Option Agreement (“Grant Date”).

The Participant wishing to exercise its purchase options shall communicate in writing to the Company, during the Exercise Period (as defined in item (i) below), its intention to do so, indicating the number of options it wishes to exercise. Such communication shall follow the template of the exercise form attached to the respective Option Agreement (“Option Exercise Form”).

The Participant may exercise its call options in whole or in part, at once or over multiple requests, provided that for each exercise it sends the corresponding Option Exercise Form during the Exercise Period.

i.        criteria for fixing the purchase price or exercise

The exercise price of the stock purchase option for each series granted under the Option Plan shall correspond to eighty percent (80%) of the average closing price, over the last twenty (20) trading days at B3 S.A., of the common shares issued by the Company. - Brasil, Bolsa, Balcão - prior to the call date of the meeting of the Committee that resolves on granting of the options of that series (“Exercise Price”).

j.        criteria for setting the exercise term

The options granted to a Participant shall not be exercised for a period of thirty-six (36) months from the grant date (“Grace Period”) and may only be exercised in the period beginning on the first day of the thirty-seventh (37th) month counted from the Grant Date and ending on the last day of the forty-second (42nd) month counted from the Grant Date (“Exercise Period”), except in the events of anticipations, according to item (n) and other applicable sub-items hereinbelow or authorized by the Committee, pursuant to the terms of the plan.

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k.        settlement method

By the thirtieth (30th) day of the month in which it receives the Option Exercise Form, the Company shall inform the respective Participant: (i) the exercise total price to be paid, resulting from the multiplication of the Exercise Price by the amount of options informed by the Participant on the Option Exercise Form; (ii) the delivery date to the Participant of the shares covered by the exercise of the options; which should occur after the approval by the Board of Directors of the capital increase resulting from the exercise of the respective options, within the authorized capital, pursuant to the terms of the Company’s Bylaws, upon receipt of the Option Exercise Form (“Shares Purchase Date”); (iii) the amount of shares to be delivered to the Participant; and (iv) the period in which the Participant must make the payment of the total exercise price, in local currency, by means of an available electronic transference into the Company’s banking account, provided that the payment deadline shall always be the tenth (10th) day that precedes the Shares Purchase Date (“Payment Date”).

l.        restrictions on the transfer of shares

The Participant shall be prevented, during a period of one hundred and eighty (180) days counted from the Payment Date from, directly or indirectly, selling, assigning, exchanging, disposing of, transferring, contributing them in kind to the capital of another company, granting an option, or even entering into any act or agreement that results, or may result, in a direct or indirect sale, with due consideration or free of charge, of all or any of the shares acquired by means of the exercise of the purchase option under the Option Plan.

m.        criteria and events which, when verified, shall cause the plan to be suspended, altered or extinguished

The options granted under the Option Plan shall be automatically extinguished and all effects shall cease to be fully effective in the following cases: (i) by exercising it in its entirety, in the manner set out in item 6 of the Option Plan; (ii) after the term of validity of the purchase option; (iii) by way of a joint termination between the Company and the Participant, of the Option Agreement; (iv) if the Company is dissolved, liquidated or has its bankruptcy declared; or (v) in the events provided for in item (n) below, subject to any specific conditions that the Committee may establish to certain Participants.

If the number, type and class of shares existing on the date of approval of the Option Plan are changed as a result of bonuses, splits, reverse split, conversion of shares of one species or class into another or conversion into shares of other securities issued by the Company, it will be the Committee’s responsibility to make the corresponding adjustment in the number and class of the shares that are the object of the options granted and their respective exercise price, in order to avoid distortions in the implementation of the Option Plan.

n.        effects of the exit of the director of the issuer’s bodies over its rights under the stock-based compensation plan

In the event of a Participant being terminated by dismissal, with or without just cause, waiver or dismissal of the position, retirement, permanent disability or death, the rights conferred upon it in accordance with the Option Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the duration of the Plan, the Participant:

(i)	is dismissed from the Company, as the case may be, by involuntary dismissal without cause or termination of office without violation of the duties and assignments of a director, the Participant may exercise, within 10 (10) days from the dismissal date, the number of options calculated pro rata temporis in relation to the Grace Period. If the Participant fails to exercise within the aforementioned period, all purchase options not exercised shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity;
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(ii)	is dismissed from the Company, as the case may be, involuntarily, by means of a dismissal with cause or termination of office for violating the duties and assignments of a director, all purchase options already exercisable or not yet exercisable on the date of termination in accordance with the respective Option Agreement shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity;
(iii)	voluntarily leaves the Company, by asking to leave its job or by resigning from office, as the case may be, all exercisable options on the date of departure, or those option not yet exercisable, pursuant to the respective Option Agreement shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity;
(iv)	to voluntarily leave the Company, having retired in the course of the employment agreement, within fifteen (15) days of the date of departure, the Participant may exercise all purchase options in accordance with the Option Agreement, including options within the Grace Period, all other provisions in item 6 of the Option Plan being duly observed. If the Participant fails to exercise within the aforementioned period, all purchase options not exercised shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity; and
(v)	leaves the Company due to death or permanent disability, as the case may be, within thirty (30) days counted from the issuance of the probate or the competent court order that enables the Participant’s heirs and legal successors in the event of death or declaration issued by the National Institute of Social Security (INSS) on permanent disability, the Participant’s authorized heirs and legal successors, as the case may be, may exercise all purchase options in accordance with the Option Agreement, including purchase options within the Grace Period, all other provisions of item 6 of the Option Plan being duly observed. If the Participant’s heirs or legal successors fail to exercise it within the aforementioned period, all options for purchase not exercised shall automatically extinguished de jure, regardless of prior notice or notification, and without the right to any indemnity.

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13.5        Compensation based on shared held by the board of directors and appointed directors

The tables below indicate the compensation based on shares recognized in the profit or loss in the last 3 fiscal years and the one foreseen for the current fiscal year of the Board of Directors and Appointed Directors of the Company.

Compensation based on shares planned for the 2022 fiscal year:

Sendas Distribuidora S.A.
	Board of Directors	Directors
Total number of members	9.00	5.00
Total No. of paid members	8.00	5.00
Weighted average of the exercise price of:
(a) open options at the beginning of the fiscal year	n/a	BRL$ 6.70
(b) options lost during the fiscal year	n/a	n/a
(c) options exercised during the fiscal year	n/a	n/a
(d) options expired during the fiscal year	n/a	n/a
Potential dilution in the event of all options being exercised	n/a	0.00%

Compensation based on shares - fiscal year ended in 2021:

Sendas Distribuidora S.A.
	Board of Directors	Directors
Total number of members	9.00	4.83
Total No. of paid members	8.00	4.83
Weighted average of the exercise price of:
(a) open options at the beginning of the fiscal year	n/a	n/a
(b) options not exercised during the fiscal year	n/a	n/a
(c) options exercised during the fiscal year	n/a	n/a
(d) options expired during the fiscal year	n/a	n/a
Potential dilution in the event of all options being exercised	n/a	n/a

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(1)	Considers the 1:5 stock split approved on August 11, 2021

Compensation based on shares - fiscal year ended in 2021:

Companhia Brasileira de Distribuição
	Board of Directors	Directors
Total number of members	n/a	4.83
Total No. of paid members	n/a	4.83
Weighted average of the exercise price of:
(a) open options at the beginning of the fiscal year	n/a	BRL$ 5.71
(b) options lost during the fiscal year	n/a	BRL$ 10.5
(c) options exercised during the fiscal year	n/a	BRL$ 7.65
(d) options expired during the fiscal year	n/a	BRL$ 11.57
Potential dilution in the event of all options being exercised	n/a	0.07%

Compensation based on shares - fiscal year ended in 2020:

Companhia Brasileira de Distribuição
	Board of Directors	Directors
Total number of members	n/a	4.00
Total No. of paid members	n/a	4.00
Weighted average of the exercise price of:
(a) Open options at the beginning of the fiscal year	n/a	31.55
(b) Non-exercised options during the fiscal year	n/a	n/a
(c) Exercised options during the fiscal year	n/a	28.40
(d) Expired options during the fiscal year	n/a	n/a
Potential dilution in the event of all options being exercised	n/a	0.10%

Compensation based on shares - fiscal year ended in 2019:

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Companhia Brasileira de Distribuição
	Board of Directors	Directors
Total number of members	n/a	4.00
Total No. of paid members	n/a	4.00
Weighted average of the exercise price of:
(a) open options at the beginning of the fiscal year	n/a	27.63
(b) Non-exercised options during the fiscal year	n/a	31.75
(c) Exercised options during the fiscal year	n/a	19.37
(d) Expired options during the fiscal year	n/a	16.74
Potential dilution in the event of all options being exercised	n/a	0.14%

For each grant that is recognized in the P&L of the last 3 (three) fiscal years and of current fiscal year:

B8 Series:

Sendas Distribuidora S.A.
	Board of Directors	Directors
Granting of stocks purchase options	No	Yes
Grant date	n/a	5/31/2021
Number of options granted	n/a	88,600
Deadline for the options to become exercisable	n/a	6/01/2024
Maximum term for the exercise of options	n/a	11/30/2024
Restriction period for the transfer of shares	n/a	n/a
Fair amount of the options on grant date (per option)	n/a	17.21

C8 Series:

Sendas Distribuidora S.A.
	Board of Directors	Directors
Granting of stocks purchase options	No	Yes
Grant date	n/a	5/31/2021
Number of options granted	n/a	88,600
Deadline for the options to become exercisable	n/a	6/01/2024
Maximum term for the exercise of options	n/a	11/30/2024
Restriction period for the transfer of shares	n/a	180 days
Fair amount of the options on grant date (per option)	n/a	7.69

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B4 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Directors
Granting of stocks purchase options	No	Yes
Grant date	n/a	5/31/2017
Number of options granted	n/a	45,004
Deadline for the options to become exercisable	n/a	5/31/2020
Maximum term for the exercise of options	n/a	11/30/2020
Restriction period for the transfer of shares	n/a	n/a
Fair amount of the options on grant date (per option)	n/a	BRL $ 68,97

C4 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Directors
Granting of stocks purchase options	No	Yes
Grant date	n/a	5/31/2017
Number of options granted	n/a	45,004
Deadline for the options to become exercisable	n/a	5/31/2020
Maximum term for the exercise of options	n/a	11/30/2020
Restriction period for the transfer of shares	n/a	180 days
Fair amount of the options on grant date (per option)	n/a	BRL $ 30,74

B5 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Directors
Granting of stocks purchase options	No	Yes
Grant date	n/a	5/31/2018
Number of options granted	n/a	41,673
Deadline for the options to become exercisable	n/a	5/31/2021
Maximum term for the exercise of options	n/a	11/30/2021
Restriction period for the transfer of shares	n/a	n/a
Fair amount of the options on grant date (per option)	n/a	BRL $ 78,52

79

C5 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Directors
Granting of stocks purchase options	No	Yes
Grant date	n/a	5/31/2018
Number of options granted	n/a	41,673
Deadline for the options to become exercisable	n/a	5/31/2021
Maximum term for the exercise of options	n/a	11/30/2021
Restriction period for the transfer of shares	n/a	180 days
Fair amount of the options on grant date (per option)	n/a	BRL $ 35,66

B6 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Directors
Granting of stocks purchase options	n/a	Yes
Grant date	n/a	5/31/2019
Number of options granted	n/a	43,528
Deadline for the options to become exercisable	n/a	5/31/2022
Maximum term for the exercise of options	n/a	11/30/2022
Restriction period for the transfer of shares	n/a	n/a
Fair amount of the options on grant date (per option)	n/a	BRL$ 82,39

C6 Series:

80

Companhia Brasileira de Distribuição
	Board of Directors	Directors
Granting of stocks purchase options	n/a	Yes
Grant date	n/a	5/31/2019
Number of options granted	n/a	43,528
Deadline for the options to become exercisable	n/a	5/31/2022
Maximum term for the exercise of options	n/a	11/30/2022
Restriction period for the transfer of shares	n/a	180 days
Fair amount of the options on grant date (per option)	n/a	BRL$ 31,50

B7 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Directors
Granting of stocks purchase options	n/a	Yes
Grant date	n/a	5/31/2020
Number of options granted	n/a	52,475
Deadline for the options to become exercisable	n/a	5/31/2023
Maximum term for the exercise of options	n/a	11/30/2023
Restriction period for the transfer of shares	n/a	n/a
Fair amount of the options on grant date (per option)	n/a	BRL$ 20.78

C7 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Directors
Granting of stocks purchase options	n/a	Yes
Grant date	n/a	5/31/2020
Number of options granted	n/a	52,475
Deadline for the options to become exercisable	n/a	5/31/2023
Maximum term for the exercise of options	n/a	11/30/2023
Restriction period for the transfer of shares	n/a	180 days
Fair amount of the options on grant date (per option)	n/a	BRL$ 10.43

81

B8 Series:

Sendas Distribuidora S.A.
	Board of Directors	Directors
Granting of stocks purchase options	n/a	Yes
Grant date	n/a	5/31/2021
Number of options granted	n/a	88,600
Deadline for the options to become exercisable	n/a	5/31/2024
Maximum term for the exercise of options	n/a	11/30/2024
Restriction period for the transfer of shares	n/a	n/a
Fair amount of the options on grant date (per option)	n/a	BRL$ 17.21

C8 Series:

Sendas Distribuidora S.A.
	Board of Directors	Directors
Granting of stocks purchase options	n/a	Yes
Grant date	n/a	5/31/2021
Number of options granted	n/a	88,600
Deadline for the options to become exercisable	n/a	5/31/2024
Maximum term for the exercise of options	n/a	11/30/2024
Restriction period for the transfer of shares	n/a	180 days
Fair amount of the options on grant date (per option)	n/a	BRL$ 7.69

82

13.6        Open options of the board of directors and of the appointed directors at the end of the last fiscal year

Below we present the compensation based on shares paid to the Company’s Appointed Directors in 2021.

Figures for the 2021 fiscal year:

		Appointed Directors
Total number of members		4.83
Number of paid members		4.83
In Relation to each granted option:	B5 Series:	C5 Series:	B6 Series:	C6 Series:	B7 Series:	C7 Series:	B8 Series:	C8 Series:
	(GPA)	(GPA)	(GPA)	(GPA)	(GPA)	(GPA)	(ASSAÍ)	(ASSAÍ)
Grant Date	5/31/2018	5/31/2018	5/31/2019	5/31/2019	5/31/2020	5/31/2020	5/31/2021	5/31/2021
Number of options granted (in no. of shares)	41,673	41,673	43,528	43,528	52,475	52,475	88,600	88,600
Deadline for the options to become exercisable	6/01/2021	6/01/2021	6/01/2022	6/01/2022	6/01/2023	6/01/2023	6/01/2024	6/01/2024
Maximum term for the exercise of options	11/30/2021	11/30/2021	11/30/2022	11/30/2022	11/30/2023	11/30/2023	11/30/2024	11/30/2024
Restriction period for the transfer of shares	N/A	180 days	N/A	180 days	N/A	180 days	N/A	180 days
Weighted average exercise price of each of the following stock groups:
83

Open at the beginning of the fiscal year (in BRL$, per share)	0.01	62.61	0.01	70.62	0.01	51.18	0.01	13.39
Lost during the fiscal year (in BRL$, per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the fiscal year (in BRL$, per share)	0.01	62.61	0.01	70.62	0.01	51.18	0.01	13.39
Expired during the fiscal year (in BRL$, per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on grant date (in BRL$, per share)	78.52	35.66	82.39	31.5	20.78	10.43	17.21	7.69
Potential dilution in case of the exercise of all options	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

84

Figures for the 2021 fiscal year:
Sendas Distribuidora S.A. Board of Directors
Total number of members Number of paid members	9.00 8.00
In Relation to each granted option:	B8 Series:	C8 Series:
Grant Date	5/31/2021	5/31/2021
Number of options granted (in no. of shares)	n/a	n/a
Deadline for the options to become exercisable	6/01/2024	6/01/2024
Maximum term for the exercise of options	11/30/2024	11/30/2024
Restriction period for the transfer of shares	N/A	180 days
Weighted average exercise price of each of the following stock groups:	0.01	13.39
Open at the beginning of the fiscal year (in BRL$, per share)	n/a	n/a
Lost during the fiscal year (in BRL$, per share)	n/a	n/a
Exercised during the fiscal year (in BRL$, per share)	n/a	n/a
Expired during the fiscal year (in BRL$, per share)	n/a	n/a
Fair value of the options on grant date (in BRL$, per share)	n/a	n/a
Potential dilution in case of the exercise of all options	n/a	n/a

85

13.7        Options exercised and shares delivered relating to compensation based on shares held by the board of directors and appointed directors

Below are the GPA’s options exercised and shares delivered to members of the Company’s Appointed Directors in 2019, 2020 and 2021.

Shares relating to the exercise of GPA’s stock purchase options are delivered on the date of the respective exercise and each option is entitled to one share. Thus, there is no quantitative difference between options exercised and shares delivered in the 2019, 2020 and 2021 fiscal years.

The options granted by the Company can only be exercised on June 1, 2024.

Figures for the 2021 fiscal year:

Appointed Directors
Number of paid members (who exercised)	4
In relation to options exercised and shared delivered:	B5 Series: (GPA)	C5 Series: (GPA)
Number of shares	41,673	41,673
Weighted average exercise price (in BRL$ per share)	0.01	62.61
Total amount of the difference between the exercise amount and the market value of the shares relating to the options exercised (in BRL$, per share)	29.54	33.06

86

Amounts for the 2020 fiscal year:

Appointed Directors
Number of paid members (who exercised)	4
In relation to options exercised and shared delivered:	B4 Series: (GPA)	C4 Series: (GPA)
Number of shares	45,320	45,320
Weighted average exercise price (in BRL$ per share)	0.01	56.78
Total amount of the difference between the exercise amount and the market value of the shares relating to the options exercised (in BRL$, per share)	67.32	10.55

Figures for the fiscal year 2019:

	Appointed Directors
Number of paid members (who exercised)	4
In relation to options exercised and shared delivered:	B3 Series: GPA	C3 Series: GPA	B4 Series: GPA	C4 Series: GPA	B5 Series: GPA	C5 Series: GPA	B6 Series: GPA	C6 Series: GPA
Number of shares	55,346	55,346	1,940	1,940	1,540	1,540	396	396
Weighted average exercise price (in BRL$ per share)	0.01	37.21	0.01	56.78	0.01	62.61	0.01	70.62

Total amount of the difference between the exercise amount and the market value of the shares relating to the options exercised (in BRL$, per share)	85.10	47.91	84.23	27.46	84.23	21.63	84.23	13.62

87

13.8        Information necessary for the understanding of the data disclosed in items 13.5 to 13.7 – Method to ascertain the price of shares and options

a.	pricing model

The fair value of each option granted is estimated at the grant date using the Black-Scholes-Merton option pricing model.

b.       data and assumptions used in the pricing model, include weighted average stock prices, exercise price, expected volatility, option life, expected dividends, and risk-free interest rate

The fair value of each option granted is estimated at the grant date using the Black-Scholes-Merton option pricing model, considering the following assumptions regarding the options in force in 2021. Considers the 1:5 stock split approved on August 11, 2021

On the grant date
Weighted average stock price (per share), according to the average amount of the last 20 trades in relation to the grant date	B5 Series: BRL$ 78.26
C5 Series: BRL$ 78.26
B6 Series: BRL$ 88.27
C6 Series: BRL$ 88.27
B7 Series: BRL$ 75.68
C7 Series: BRL$ 75.68
B8 Series: BRL$ 17.18 (Sendas)
C8 Series: BRL$ 17.18 (Sendas)
88

Exercise price	B5 Series: BRL$ 0.01
C5 Series: BRL$ 62.61
B6 Series: BRL$ 0.01
C6 Series: BRL$ 70.62
B7 Series: BRL$ 0.01
C7 Series: BRL$ 60.54
B8 Series: BRL$ 0.01 (Sendas)
C8 Series: BRL$ 13.74 (Sendas)
Expected updated volatility	37.06%
Options Term	3 years
Expected dividends	1.28%
Risk-free interest rate	7.66%
Fair values of options on grant date (per option)	See item 13.6 above

c.       the method used, and the assumptions assumed to incorporate the expected effects of an early exercise

For the purpose of pricing options, early exercises resulting from involuntary terminations, death or disability of the recipient, as well as from corporate events, are not taken into account.

The Company adopts the assumption that options will be exercised from the moment they become exercisable. Thus, term of the options adopted in the calculations is 3 years, according to granting series and corresponding grace periods.

d.       method for the determination of expected volatility

For the calculation of expected volatility, the standard deviation of natural logarithms of the historical daily changes of the price of the shares issued by the Company was used, in accordance with the according to the options validity term.

e.       other features incorporated in the determination of the options fair value

There are no additional features to report on this item.

89

13.9        Participations held by members of the board of directors, appointed directors and the supervisory board

  Shares or quotas issued by the issuer that are directly or indirectly held, in Brazil or abroad, by its direct or indirect controllers, controlled companies or under common control:

Board of Directors	4.286.425 ordinary shares issued by the Company
Directors	1.187.815 ordinary shares issued by the Company
Supervisory Board	0

  Other securities convertible into shares or quotas issued by the issuer, its direct or indirect controllers, controlled companies or under common control:

Board of Directors	0
Directors	0
Supervisory Board	0

90

13.10        Information on social security plans granted to members of the board of directors and to appointed directors

Below is the information regarding private pension plans in force and granted to members of the Company’s management bodies.

	Board of Directors	Directors
Number of members	n/a	4.83
Number of paid members[1]	n/a	4.83
Name of the plan	Private Pension Plan of Grupo Pão de Açucar managed by Brasilprev Seguros e Previdência S.A.
Number of administrators who meet the conditions to retire	None
Conditions to early retirement

- be at least 60 years old;

- have at least 10 years of legal relationships with the Company;

- have at least 5 years of contribution to the Pension Plan; and

- have the legal relationship with the Company terminated.

Updated amount of contributions accumulated in the pension plan until the end of the last fiscal year, discounting the portion of the contributions made directly by the administrators (in BRL$)	BRL$ 838,629.17
Total aggregate amount of the contributions made during the last fiscal year, discounting the portion of the contributions made directly by the administrators (in BRL$)	BRL$ 263,224.21
91

Possibility and conditions for early redemption:

Early redemption is possible in case of the beneficiary termination from the Company. As to the redemption of the contributions made by the Company, such balance shall be released in accordance with the following proportion:

- No redemption if beneficiary had contributed for less than 4 years;

- Redemption of 50% of the balance, if beneficiary had contributed from 4 to 5 years; and

- Redemption of 100% of the balance if beneficiary had contributed for more than 5 years.

Only for cases of Appointed Directors, 100% of the balance will be released at the end of its term of office.

1 the number of members of the Board who are compensated with private pension plans, as indicated in the table above, corresponds to the average number of paid Directors determined on a monthly basis.

92

13.11        maximum, minimum and average individual compensation of the board of directors, appointed directors and supervisory board

Annual amounts

	Statutory Directors			Board of Directors			Supervisory Board
	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019
No. of members	4.83	4	4	9	0	0	3	0	0
Total No. of paid members	4.83	4	4	8	0	0	3	0	0
Highest compensation amount* (BRL)	20,857,461.14	14,973,432.67	20,054,297.01	0	0	0	0	0	0
Lowest compensation amount** (BRL)	2,651,300.39	1,879,899.93	3,734,570.11	0	0	0	0	0	0
Average compensation amount (BRL)	8,681,539.55	6,216,783.55	5,960,139.62	0	0	0	0	0	0
93

Remarks

Statutory Directors
12/31/2021

*the amount of the highest individual annual compensation of each body was received by members who performed their duties in the Company for 12 months.

**for the purposes of calculating the amount of the lowest individual annual compensation of each body, members who have been in office for less than 12 months were disregarded

December 31, 2020

*the amount of the highest individual annual compensation of each body was received by members who performed their duties in the Company for 12 months.

**for the purposes of calculating the amount of the lowest individual annual compensation of each body, members who have been in office for less than 12 months were disregarded

December 31, 2019

*the amount of the highest individual annual compensation of each body was received by members who performed their duties in the Company for 12 months.

**for the purposes of calculating the amount of the lowest individual annual compensation of each body, members who have been in office for less than 12 months were disregarded.

94

13.12        compensation or indemnity mechanisms for administrators in case of dismissal from office or retirement

On December 31, 2021, we did not have contractual arrangements, insurance policies or other instruments that would structure compensation or indemnity mechanisms for the Company’s administrators in the event of dismissal from office or retirement.

95

13.13        percentage of total compensation held by directors and members of the supervisory board which are related parties to the controllers

Figures for the 2021 fiscal year:

Board of Directors	Directors	Supervisory Board	Total
0%	0%	0%	0%

Figures for 2020 fiscal year:

Board of Directors	Directors	Supervisory Board	Total
0%	0%	0%	0%

Figures for the fiscal year 2019:

Board of Directors	Directors	Supervisory Board	Total
0%	0%	0%	0%

96

13.14        Compensation of members of the board of directors, appointed directors or the supervisory board received for any reason other than the role they hold (amounts recognized in the P&L of the Company)

Figures for the 2021 fiscal year:

Board of Directors	Directors	Supervisory Board	Total
BRL $ 0,00	BRL $ 0,00	BRL $ 0,00	BRL $ 0,00

Figures for the 2020 fiscal year:

Board of Directors	Directors	Supervisory Board	Total
BRL $ 0,00	BRL $ 0,00	BRL $ 0,00	BRL $ 0,00

Figures for the 2019 fiscal year:

Board of Directors	Directors	Supervisory Board	Total
BRL $ 0,00	BRL $ 0,00	BRL $ 0,00	BRL $ 0,00

97

13.15        Compensation of members of the board of directors, appointed directors or the supervisory board, specifying under which title such amounts were attributed to such individuals (amounts recognized in the P&L of Company’s direct or indirect controllers, of a company under common control and of subsidiaries)

Figures for the 2021 fiscal year:

Board of Directors	Directors	Supervisory Board	Total
BRL $ 0,00	BRL $ 0,00	BRL $ 0,00	BRL $ 0,00

Figures for the 2020 fiscal year:

Board of Directors	Directors	Supervisory Board	Total
BRL $ 0,00	BRL $ 14.973.432,67	BRL $ 0,00	BRL $ 14.973.432,67

Figures for the 2019 fiscal year:

Board of Directors	Directors	Supervisory Board	Total
BRL $ 0,00	BRL $ 20.054.297,01	BRL $ 0,00	BRL $ 20.054.297,01

The amounts above refer to the remuneration that is recognized in the Company's results, and therefore, reflected in item 13.2 of this Reference Form, but which was also recognized in the consolidated result of the parent company (Companhia Brasileira de Distribuição), through a consolidation, since the Company was its wholly owned subsidiary.

98

13.16       Other relevant information

Not applicable, since all applicable and relevant information for this topic have been disclosed in the items above.

Month	No. of members of the Board of Directors	No. of Appointed Directors
January	0	4
February	0	4
March	0	5
April	0	5
May	0	5
June	0	5
July	0	5
August	0	5
September	0	5
October	0	5
November	0	5
December	0	5
Total	0	58
Total number of members/ 12	0.00	4.83

99

Annex 6 – Capital Increase

(Annex 14 CVM Instruction 481)

The proposal of increase of capital stock to be submitted for approval by the Shareholders has the following characteristics:

1.	Inform the value of the increase and the new capital stock.

The Company's capital stock will be increased by R$463,731,717.03 (four hundred and sixty-three million, seven hundred and thirty-one thousand, seven hundred and seventeen reais and three cents), from R$ 789,316,877.54 (seven hundred and eighty-nine million, three hundred and sixteen thousand, eight hundred and seventy-four reais and fifty-four cents) to R$ 1,253,048,594.57 (one billion, two hundred and fifty-three million, forty-eight thousand, five hundred and ninety-four reais and fifty-seven cents).

2.	Inform whether the increase will be made by: (a) conversion of debentures into shares; (b) exercise of subscription rights or subscription bonuses; (c) capitalization of profits or reserves; or (d) subscription of new shares.

The capital application will be carried out through the capitalization of profit reserves, without issuance of new shares.

3.	Explain in detail the reasons for the increase and its legal and economic consequences.

Article 199 of Law 6,404/76 determines that the balance of profit reserves, subtracted from the amounts allocated to the reserve of tax incentives and profits to be made, may not exceed the Company's capital stock and that, at this limit, the General Meeting may decide on the application of the excess in the payment or increase of the share capital or in the distribution of dividends.

In view of the fact that, if the proposal for the allocation of net income for the fiscal year ended December 31, 2021 is approved by the shareholders at the Annual Shareholders' Meeting, as item (A)(III) above, the Company's profit reserves will exceed the value of its share capital, the Company's Management, with the assent of the Fiscal Council, proposes the capitalization of R$463,731,717.03 (four hundred and sixty-three million, seven hundred and thirty-one thousand, seven hundred and seventeen reais and three cents) by capitalizing part of the expansion reserve, without the issuance of new shares.

It is an accounting increase, in which the amount of the reserve account is relocated to the capital account. Without economic consequence, it is a transfer within the shareholders' equity.

4.	Provide a copy of the opinion of the Supervisory Board, if applicable.

It's in the annex.

100

5.	In case of capital increase by subscription of shares:

a.	Describe the allocation of resources

Not applicable.

b.	Report the number of shares issued of each species and class

Not applicable.

c.	Describe the rights, advantages and restrictions assigned to the shares to be issued

Not applicable.

d.	Tell if the subscription will be public or private

Not applicable.

e.	In the case of private subscription, inform whether related parties, as defined by the accounting rules dealing with this matter, will subscribe shares in the capital increase, specifying the respective amounts, when these amounts are already known.

Not applicable.

f.	Inform the issue price of the new shares or the reasons why their fixation should be delegated to the board of directors in cases of public distribution.

Not applicable.

g.	Inform the nominal value of the shares issued or, in the case of shares without nominal value, the portion of the issue price that will be destined to the capital reserve.

Not applicable.

101

h.	Provide the directors' opinion on the effects of the capital increase, especially with regard to the dilution caused by the increase.

Not applicable.

i.	Inform the criterion for calculating the issuing price and justify, in detail, the economic aspects that determined its choice

Not applicable.

j.	If the issue price has been fixed with goodwill or discount in relation to market value, identify the goodwill or discount ratio and explain how it was determined

Not applicable.

k.	Provide a copy of all reports and studies that supported the pricing of

Not applicable.

l.	Inform the quotation of each of the company's species and classes of shares in the markets in which they are traded, identifying

Not applicable.

m.	Report share issuance prices on capital increases in the last three (3) years

Not applicable.

n.	Present percentage of dilution resulting from emission

Not applicable.

o.	Inform the deadlines, conditions and form of subscription and payment of the shares issued

Not applicable.

p.	Inform whether shareholders will have the right of preference to subscribe to the new shares issued and detail the terms and conditions to which this right is subject

Not applicable.

102

q.	Inform the administration's proposal for the treatment of any leftovers

Not applicable.

r.	Describe in detail the procedures to be adopted if the capital increase is expected to be partially approved

Not applicable.

s.	Where the issuing price of the shares is, in whole or in part, realised in

Not applicable.

i.	Provide a full description of the goods

Not applicable.

ii.	Clarify the relationship between the assets incorporated into the company's assets and its corporate object

Not applicable.

iii.	Provide a copy of the apprealist of the goods, if available

Not applicable.

6.	In the event of a capital increase by capitalizing profits or reserves
i.	Inform whether it will imply a change in the nominal value of the shares, if any, or distribution of new shares among the shareholders

Not applicable, considering that the shares do not have nominal value, as well as the capitalization will be effected without the issuance of new shares.

ii.	Inform whether the capitalization of profits or reserves will be effected with or without modification of the number of shares in companies with shares with no nominal value

The capitalization of reserves will be effective without the issuance of new shares.

103

7.	In case of distribution of new shares

i.	Report the number of shares issued of each species and class

Not applicable.

ii.	Inform the percentage that shareholders will receive in shares

Not applicable.

iii.	Describe the rights, advantages and restrictions assigned to the shares to be issued

Not applicable.

iv.	Inform the acquisition cost, in reais per share, to be attributed so that shareholders can meet art. 10 of Law 9.249 of December 26, 1995

Not applicable.

v.	Inform the treatment of fractions, if applicable

Not applicable.

vi.	Inform the deadline provided for in §3 of Art. 169 of Law 6,404 of 1976

Not applicable.

vii.	Inform and provide the information and documents provided for in item 5 above, where appropriate

Not applicable.

104

8.	In case of capital increase by conversion of debentures into shares or by subscription bonus exercise

i.	Report the number of shares issued of each species and class

Not applicable.

ii. Describe the rights, advantages and restrictions assigned to the shares to be issued

Not applicable.

105

Annex I

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of Sendas Distribuidora S.A. ("Sendas" or "Company"), undersigned, in the exercise of their duties and pursuant to Article 163, item III of Law No. 6,404, of December 15, 1976, as amended ("Law No. 6,404/76"), based on the analysis of the Management Proposal of the Company's Board of Directors of this date, opined, by majority, favorably for the referral for resolution at the Company's Ordinary and Extraordinary Shareholders' Meeting: (i) the proposed capital budget for the year 2022 in the amount of R$5,000,000,000.00 (five billion reais), for which the retention of profits in the amount of R$463,731,717.03 (four hundred and sixty-three million) is being proposed, seven hundred and thirty-one thousand, seven hundred and seventeen reais and three cents) pursuant to Article 196 of the Brazilian Corporate Law; and (ii) pursuant to Article 199 of Law No. 6,404//76, an increase in the Company's share capital in the amount equivalent to the surplus of profit reserves, except for the reserve of tax incentives, in relation to share capital, i.e., R$463,731,717.03 (four hundred and sixty-three million, seven hundred and thirty-one thousand, seven hundred and seventeen reais and three cents), by capitalizing part of the expansion reserve, without the issuance of new shares.

São Paulo, March 28, 2022.

Tufi Therefore Chairman of the Supervisory Board	Rafael Morsch Member of the Conselho Fiscal
106

Annex 7

Report Detailing the Origin and Justification of Proposed Amendments

Below is a comparative table between the version currently in force and the proposed changes in the Company's Bylaws.

Current Writing	Proposed Writing	Comparative Writing	Economic or Legal Effects
ARTICLE 4 - The Company's capital stock is R$786,730,260.87 (seven hundred and eighty-six million, seven hundred and thirty thousand, two hundred and sixty reais and eighty-seven cents), fully subscribed and paid-up, divided into 1,346,499,295 (one billion, three hundred and forty-six million, four hundred and ninety-nine thousand, two hundred and ninety-five) common shares, all nominative, registered and without par value	ARTICLE 4 - The Company's capital stock is R$1,253,048,594.57 (one billion, two hundred and fifty-three million, fourty-eight thousand, fice hundred ninety-four reais and fifty-seven cents), fully subscribed and paid-up, divided into 1,346,914,232 (one billion, three hundred and forty-six million, nine hundred and fourteen thousand, two hundred and thirty-two) common shares, all nominative, registered and without par value	ARTICLE 4 - The Company's capital stock is R$1,253,048,594.57 (one billion, two hundred and fifty-three million, fourty-eight thousand, fice hundred ninety-four reais and fifty-seven cents) ~~R$786,730,260.87 (seven hundred and eighty-six million, seven hundred and thirty thousand, two hundred and sixty reais and eighty-seven cents)~~, fully subscribed and paid-up, divided into 1,346,914,232 (one billion, three hundred and forty-six million, nine hundred and fourteen thousand, two hundred and thirty-two)~~1,346,499,295 (one billion, three hundred and forty-six million, four hundred and ninety-nine thousand, two hundred and ninety-five)~~ common shares, all nominative, registered and without par value

Adjustment of the share capital to (i) reflect the capital increases approved by the Board of Directors on December 7, 2021 and February 21, 2022 due to the exercise of stock option and (ii) capital increase by capitalizing on the capital surplus of profit reserves in relation to the share capital, pursuant to Article 199 of Law No. 6,404/76.

In relation to item (ii) above, this is an accounting increase, in which the amount of the reserve accounts is relocated to the capital account. Without economic consequence, it is a transfer within the shareholders' equity.

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Annex 8
Consolidated Bylaws, reflecting the proposed amendments

Consolidated Bylaws

CONSOLIDATED BYLAWS

SENDAS DISTRIBUIDORA S.A.

Brazilian taxpayers’ registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

CHAPTER I

NAME, HEADQUARTERS, OBJECT AND DURATION

ARTICLE 1 - SENDAS DISTRIBUIDORA S.A. ("Company") is a joint stock company, headquartered at Avenida Ayrton Senna, 6000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the city and state of Rio de Janeiro, Federative Republic of Brazil, which hereinafter shall be governed by these Bylaws, by Law 6404 of December 15, 1976 ("Law 6404/76"), as amended, and other legal provisions in effect.

Sole Paragraph - With the Company's admission to the New Market of B3 S.A. - Brasil, Bolsa, Balcão ("New Market" and "B3", respectively), the Company, its shareholders, including controlling shareholders, managers and fiscal council members, when installed, are subject to the provisions of the New Market Regulation.

ARTICLE 2 - The Company's business purpose is the commercialization of manufactured products, semi-manufactured or "in natura", domestic or foreign, of all and any kind and species, nature or quality.

Paragraph 1 - The Company may also perform the following activities:

(a)	the industrialization, processing, manipulation, transformation, export, import and representation of products, food or non-food, for its own account or for the account of third parties;

(b)	international trade, including coffee;

(c)	import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements;

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(d)	the general commerce of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies, or Manipulation Pharmacies for each specialty;

(e)	the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

(f)	the commerce of products, drugs and veterinary medications in general; veterinary office, clinic and hospital and "pet shop" with bath and grooming services;

(g)	the rental of any recorded media;

(h)	rendering services of photographic, cinematographic and similar studios;

(i)	practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third party real estate;

(j)	acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, owning and making any operations and transactions of its own interest or of the principals;

(k)	the provision of data processing services;

(l)	the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of building materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(m)	application of household sanitizing products;

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(n)	the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(o)	the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related branches, in compliance with the legal restrictions;

(p)	the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(q)	the performance of studies, analysis, planning and market research;

(r)	to carry out tests for launching new products, packages and brands;

(s)	the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(t)	the rendering of services of administration of food, meal, pharmacy, fuel and transportation voucher cards and other cards that result from activities related to its corporate objective;

(u)	the leasing and sub-leasing of own or third-party movable property;

(v)	the rendering of services in the management area;

(w)	representation of other domestic or foreign companies and participation as a partner or shareholder in the capital stock of other companies, whatever their form or purpose, and in commercial undertakings of any nature;

(x)	agency, brokerage or intermediation of securities and tickets;

(y)	services related to collections, receipts or payments in general, of securities, bills or carnets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by attendance machines; provision of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;

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(z)	rendering of parking, lodging and guarding services for vehicles;

(aa)	importing beverages, wines and vinegars;

(bb)	snack bars, tea houses, juice houses and similar establishments;

(cc)	trade in seeds and seedlings;

(dd)	trade in telecommunications products; and; e

(ee)	import, distribution and commercialization of toys, metal pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bicycles, monoblock plastic chairs and lamp.

Paragraph 2 - The Company may render sureties or guarantees in businesses of its interest, forbidding those of mere favor.

ARTICLE 3 - The Company's duration is indeterminate.

CHAPTER II SHARE CAPITAL AND SHARES

ARTICLE 4 - The Company's capital stock is R$1,253,048,594.57 (one billion, two hundred and fifty-three million, fourty-eight thousand, fice hundred ninety-four reais and fifty-seven cents) ~~R$786,730,260.87 (seven hundred and eighty-six million, seven hundred and thirty thousand, two hundred and sixty reais and eighty-seven cents)~~, fully subscribed and paid-up, divided into 1,346,914,232 (one billion, three hundred and forty-six million, nine hundred and fourteen thousand, two hundred and thirty-two)~~1,346,499,295 (one billion, three hundred and forty-six million, four hundred and ninety-nine thousand, two hundred and ninety-five)~~ common shares, all nominative, registered and without par value.

Paragraph 1 - The shares representing the capital stock are indivisible with respect to the Company and each common share entitles its holder to one vote at the General Meetings.

Paragraph 2 - The shares shall be in book-entry form and shall be kept in deposit accounts on behalf of their holders, at the authorized financial institution designated by the Company, without the issuance of certificates.

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Paragraph 3 - The cost of services of transfer of ownership of book-entry shares charged by the depositary financial institution may be passed on to the shareholder, as authorized by Article 35, paragraph 3 of Law 6,404/76, in compliance with the maximum limits determined by the Brazilian Securities and Exchange Commission.

Paragraph 4 - The Company may not issue preferred shares and founder's shares.

ARTICLE 5 - The Company is authorized to increase its capital stock by resolution of the Board of Directors and regardless of statutory reform, up to the limit of 2,000,000,000 (two billion) common shares.

Paragraph 1 - The Company's authorized capital limit may only be modified by resolution of the General Meeting.

Paragraph 2 - The Company, within the limit of authorized capital and in accordance with the plan approved by the General Meeting, may grant stock options to its managers or employees, or to natural persons providing services to it.

ARTICLE 6 - Issues of shares, subscription bonus or debentures convertible into shares up to the limit of the authorized capital may be approved by the Board of Directors, with exclusion or reduction of the term for exercise of the preemptive right, as provided for in Article 172 of Law 6,404/76.

Sole Paragraph - With the exception of the provision in the caption sentence of this Article, the shareholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company's capital increases, the exercise of this right being governed by the applicable legislation.

CHAPTER III GENERAL MEETING

ARTICLE 7 - The General Assembly is the shareholders' meeting, which may be attended by themselves or by representatives constituted pursuant to the Law, in order to deliberate on matters of the Company's interest.

ARTICLE 8 - Without prejudice to the provisions in article 123, sole paragraph, of Law 6,404/76, the General Assembly shall be convened, installed and presided over by the Chairman of the Board of Directors, or in his absence, by the Vice-Chairman of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors, and shall have the following attributions, without prejudice to the other duties set forth by law

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i.	reform the Bylaws;

ii.	elect or dismiss, at any time, the members of the Board of Directors (and of the Fiscal Council, when installed) of the Company, as well as define the number of positions in the Board of Directors (and of the Fiscal Council, when installed);

iii.	designate the Chairman and Vice-Chairman of the Board of Directors;

iv.	take, annually, the management accounts and deliberate about the financial statements presented by them, the destination of the net profit of the fiscal year;

v.	approve the issuance of shares, subscription warrants, debentures convertible into shares of its own issuance or any securities, securities or other rights or interests that are exchangeable or convertible into shares of its own issuance, without prejudice to the powers of the Board of Directors set forth in Article 5 and Article 17(g);

vi.	deliberate about the evaluation of assets with which the shareholder contributes for the formation of the capital stock;

vii.	resolve on the transformation, merger, incorporation (including merger of shares) and spin-off of the Company, or any other form of restructuring of the Company;

viii.	eliberate about the Company's dissolution and liquidation and elect and dismiss liquidator(s);

ix.	examine and approve the liquidator(s) accounts; and

x.	defining the annual global remuneration of the members of the Board of Directors, Executive Board and Fiscal Council, if installed.

ARTICLE 9 - For any resolution of the General Assembly, the approval of shareholders representing, at least, the majority of votes of those present shall be necessary, blank votes not being counted, save the exceptions foreseen by law and applicable regulations.

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ARTICLE 10 - The Ordinary General Assembly shall have the attributions established by law and shall be held within the first four-month period subsequent to the closing of the fiscal year.

Sole Paragraph - Whenever necessary the General Assembly may be installed on an extraordinary basis, and may be held concomitantly with the Ordinary General Assembly.

CHAPTER IV ADMINISTRATION

ARTICLE 11 - The Board of Directors and the Executive Board shall be in charge of the Company's management.

Paragraph 1 - The managers' investiture is conditioned to the execution of instrument of investiture, which shall contemplate their subjection to the arbitration clause referred to in Article 42.

Paragraph 2 - The term of office of the members of the Board of Directors and Executive Officers shall extend until the investiture of their respective successors.

Paragraph 3 - Minutes shall be drawn up in a proper book of the meetings of the Board of Directors and the Board of Executive Officers, which shall be signed by the members of the Board of Directors and the Executive Officers present, as the case may be.

Section I Board of Directors

ARTICLE 12 - The Board of Directors is formed by at least three (3) and at most nine (9) members, elected and dismissible by the General Assembly, with a unified term of office of two (2) years, reelection being allowed.

Paragraph 1 - Except in the case of election of the members of the Board of Directors by means of the multiple vote procedure, in the event of vacancy in the position of Board Member, it shall be incumbent upon the Board of Directors to elect a substitute to fill the position on a definitive basis until the end of the respective term of office. In the event of simultaneous vacancy of most of the positions, the General Meeting shall be convened to hold a new election.

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Paragraph 2 - At least two (2) or twenty percent (20%), whichever is higher, of the members of the Board of Directors shall be independent members, as per the definition in the Novo Mercado Listing Rules. 6,404/76, in the event of controlling shareholder.

Paragraph 3 - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fraction number, the Company shall proceed with the rounding up to the immediately superior whole number.

ARTICLE 13 - The Board of Directors shall have one (1) Chairman and one (1) Vice Chairman, elected by the General Assembly.

Paragraph 1 - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person.

Paragraph 2 - In the event of vacancy of the Chairman's position or impediment of the Chairman, the Vice Chairman shall automatically take over such position, remaining until the end of the respective term of office or, should a General Meeting be convened for the election of a new Chairman, until his respective investiture.

Paragraph 3 - In the event of vacancy of any Vice Chairman position, the Board of Directors shall elect his deputy pursuant to Article 12, paragraph 1 herein.

Paragraph 4 - In the event of Chairman's absence or temporary impairment, the Board of Directors' meetings shall be chaired by the Chairman.

ARTICLE 14 - The Board of Directors shall meet, ordinarily, at least six times a year, to review the Company's financial and other results and to review and monitor the annual investment plan, and extraordinarily, at any time, whenever necessary.

Paragraph 1 - It is incumbent upon the Chairman or, in the Chairman's absence, the Vice-Chairman to call the meetings of the Board of Directors, on his own initiative or at the written request of any board member.

Paragraph 2 - The Board of Directors' meeting calls shall be made by electronic means or letter, at least seven (7) days prior to the date of each meeting, specifying time and place for the first and, if applicable, second call, and including the agenda. Any proposal and all documentation necessary and related to the agenda must be made available to the Directors. The call may be waived whenever all of the acting Directors are present at the meeting, or by prior written agreement of the absent Directors.

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Paragraph 3 - The minimum "quorum" required for the instatement of the Board of Directors' meetings is the presence of at least half of its acting members, at first call, and of any number of Board members, at second call, considering present, including those represented as authorized herein.

ARTICLE 15 - The meetings of the Board of Directors shall be presided over by its Chairman and in his absence, by the Vice-Chairman of the Board of Directors.

Paragraph 1 - The Board of Directors' resolutions shall be taken by the favorable vote of the majority of its members present, pursuant to the provisions of Article 14, paragraph 3 herein. The members of the Board of Directors may participate in the meetings of the Board of Directors by means of conference call, videoconference or by any other means of electronic communication, which allows the identification of the member and simultaneous communication with all other persons attending the meeting. In this case, the members of the board of directors shall be considered present at the meeting and must subsequently sign the corresponding minutes.

Paragraph 2 - In the event of absence or temporary impediment not resulting from a conflict of interest of any member of the Board of Directors, the absent member of the Board of Directors may appoint, in writing, among the other members of the Board of Directors, the one who shall replace him/her. In this case, the director replacing the temporarily absent or impeded director as provided above shall, in addition to his own vote, cast the vote of the replaced director.

ARTICLE 16 - The Board of Directors shall approve any amendments to the Internal Regulations and shall elect an Executive Secretary, who shall be in charge of performing the duties defined in the Internal Regulations, as well as issuing certificates and attesting, before third parties, the authenticity of the deliberations taken by the Board of Directors.

ARTICLE 17 - In addition to the powers established by law, the Board of Directors shall be responsible for

(a)	to set the general direction of the Company's business;

(b)	approving or altering the Company's investment plan;

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(c)	electing and dismissing the Company's Officers, establishing their attributions and appointments;

(d)	deciding on the individual compensation of the Board of Directors and the Executive Officer;

(e)	inspecting the management of the Executive Officers, examining, at any time, the Company's books and papers, requesting information on contracts signed or about to be signed and any other acts;

(f)	to call a General Meeting of Stockholders;

(g)	expressing an opinion on the Management report, the Executive Board's accounts and the Company's financial statements;

(h)	deciding on the issue of shares, subscription warrants or debentures convertible into shares up to the limit of authorized capital, setting the respective price and conditions of payment;

(i)	choosing and dismissing the independent auditors, with due regard for the recommendation of the Audit Committee;

(j)	issuing an opinion on any proposal by the Executive Board to the General Meeting;

(k)	authorizing the acquisition of shares of the Company itself, for the purpose of cancellation or holding in treasury, with due regard for applicable regulations;

(l)	developing, jointly with the Executive Board, and approving a plan for the participation of employees and managers in the Company's results and the granting of additional benefits to employees and managers linked to the Company's results ("Profit Sharing Plan");

(m)	establish the amount of the employees' and managers' participation in the Company's results, observing the pertinent legal provisions, the Bylaws and the Profit Sharing Plan in effect. The amounts spent or accrued in each fiscal year as participation of employees and managers in the results, and also in relation to the granting of stock options for the Company, shall be limited to 15% (fifteen percent) of the result of each fiscal year, after the deductions of Article 189 of Law no. 6,404/76, with due regard for the legal provisions in force. 6,404/76, observing that the participation of employees and managers in the results may not exceed the annual compensation of the managers or 0.1 (one tenth) of the profits, whichever is smaller, under the terms of Paragraph 1 of Article 152 and Article 190 of Law 6,404/76;
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(n)	establishing the limit of shares to be issued under the Company's Stock Option Plan previously approved by the General Meeting, with due regard for the limit of authorized capital and the limit provided for in item "m" above;

(o)	establishing Committees, which will be responsible for elaborating proposals or making recommendations to the Board of Directors, defining their respective attributions in accordance with the provisions of these Bylaws and setting the compensation of their members;

(p)	resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year that exceeds the amount in Reais equivalent to US$ 20,000,000.00 (twenty million U.S. dollars) or exceeds the amount corresponding to 1% (one percent) of the Company's net equity at the time, as determined in its most recent balance sheet or quarterly financial statement, whichever amount is greater;

(q)	to decide on (i) any financial operation involving the Company, including the granting or taking of loans, in an amount exceeding, per transaction, ½ (half) of the EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation, and (ii) any issue of debentures that are not convertible into shares;

(r)	to resolve on any association of the Company with third parties that involves individual or aggregate investment over a fiscal year that exceeds the amount in Reais equivalent to US$ 20,000,000.00 (twenty million U.S. dollars) or exceeds the amount corresponding to 1% (one percent) of the Company's net equity at the time, as determined in its most recent balance sheet or quarterly financial statements, whichever amount is greater;

(s)	preparing and disclosing a grounded opinion, favorable or against the acceptance of any public offer for the acquisition of shares that have as their object the shares issued by the Company, under the terms of the Novo Mercado Regulations; e
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(t)	to decide on any alteration to the Company's dividend distribution policy.

Sole Paragraph - In the case of decisions to be made by the corporate bodies of companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or the Executive Board, it will be incumbent upon the Board of Directors to guide the vote of the Company's managers, in the case of decisions taken at a general meeting, partners' meeting or equivalent body, or the vote of the managers elected or nominated by the Company for the management bodies of such companies, when the resolution falls under items (p), (q) and (r) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statements of the controlled or invested companies.

Section II Audit Committee and Other Auxiliary Management Bodies

ARTICLE 18 - The Audit Committee, an advisory body attached to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent board member, and at least one (1) must have recognized experience in corporate accounting matters.

Paragraph 1 - The same member of the Audit Committee may accumulate both characteristics referred to in the caput.

Paragraph 2 - The members of the Audit Committee must be elected by the Board of Directors and meet the applicable independence requirements provided for in the rules of the Brazilian Securities and Exchange Commission and the Novo Mercado Regulation.

Paragraph 3 - The activities of the Coordinator of the Audit Committee are defined in its internal regulation, approved by the Board of Directors.

ARTICLE 19 - The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, reappointment for successive terms of office being allowed, in compliance with the terms of the Board of Directors' internal regulation.

Paragraph 1 - During the course of their mandates, the members of the Audit Committee may only be replaced in the following cases:

(a)	death or resignation;

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(b)	unjustified absence to three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Paragraph 2 - In the event of vacancy in the office of Audit Committee member, it shall be incumbent upon the Board of Directors to elect the person who shall complete the term of office of the replaced member.

Paragraph 3 - It is incumbent upon the Audit Committee, among other matters:

(a)	to opine on the hiring and dismissal of independent audit services;

(b)	evaluate the management report, the financial statements, interim statements and the Company's quarterly information, making the recommendations deemed necessary to the Board of Directors;

(c)	to monitor the activities of the Company's internal audit and internal controls area;

(d)	evaluating and monitoring the Company's risk exposures;

(e)	evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies, including the policy of transactions between related parties; and

(f)	have means for receiving and treating information about the noncompliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecast of specific procedures for protecting the supplier and the confidentiality of the information.

ARTICLE 21 - The Board of Directors may constitute other Committees, with the composition it determines, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas of operation, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors will have the same duties and responsibilities as those of the managers.

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Section III The Board of Executive Officers

ARTICLE 22 - The Board of Executive Officers shall comprise at least 3 (three) and at most 8 (eight) members, shareholders or not, resident in the country, elected and dismissible by the Board of Directors, 1 (one) of whom shall necessarily be appointed as Chief Executive Officer and 1 (one) as Investor Relations Officer, and there may also be 1 (one) Chief Financial Officer, 1 (one) Chief Commercial Officer, 1 (one) Chief Operating Officer and the other Executive Vice-Presidents and Officers without special designation, and overlapping of these positions is allowed.

Sole Paragraph - The term of management of the members of the Board of Executive Officers is two (2) years, reelection being allowed.

ARTICLE 23 - The Officers shall carry out the general duties set forth in these ByLaws and those assigned to them by the Board of Directors, keeping mutual collaboration and aiding each other in the exercise of their positions and duties.

Paragraph 1 - The specific duties and titles of each one of the Executive Officers shall be defined by the Board of Directors.

Paragraph 2 - In the cases of temporary or definite vacancy, absence, leave of absence, impediment or removal, the Officers shall replace one another as follows:

(a)	in case of absence or temporary impediment that does not arise from a situation of conflict of interest of the Chief Executive Officer, he shall appoint a person to replace him; and, in case of vacancy, the Board of Directors shall elect a replacement within up to thirty (30) days, who shall complete the term of office of the replaced Chief Executive Office;

(b)	in case of absence or temporary impediment of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a substitute within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Board of Directors shall meet when convened by the Chief Executive Officer, or also when convened by half of the acting Officers.

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Sole Paragraph - The minimum quorum for the installation of the Board of Directors' meetings is of at least one third (1/3) of its acting members, and its deliberations shall be made by majority vote of those present. In the event of a tie in the deliberations of matters subject to the approval of the Board of Executive Officers, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities which may be assigned by the General Assembly and by the Board of Directors, it is incumbent upon the Executive Board, without prejudice to other legal attributions:

(i)	to manage the corporate business and enforce these Bylaws;

(ii)	to comply with the corporate purpose;

(iii)	approving plans, programs and general operating, management and control norms in the interest of the Company's development, observing the guidelines established by the Board of Directors;

(iv)	preparing and submitting to the Annual General Meeting a report on the Company's business activities, instructing them with the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Audit Committee, when applicable;

(v)	directing all the Company's activities, giving them the guidelines set by the Board of Directors and appropriate to the achievement of its objectives;

(vi)	proposing to the Board of Directors the investment plans and programs;

(vii)	authorizing the opening and closing of branches, agencies, branches, warehouses and/or the establishment of delegations, offices and representations anywhere in Brazil or abroad;

(viii)	expressing an opinion on the matters on which the Board of Directors may request specific appraisal; and

(ix)	developing, jointly with the Board of Directors, and executing the Profit Sharing Plan.

ARTICLE 26 - It is the Chief Executive Officer's duty, especially

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(a)	to plan, coordinate, direct and manage all of the Company's activities, exercising executive and decision-making functions, except for those activities that must be performed with a report to the Board of Directors or its committees;

(b)	to exercise general supervision over all the Company's business, coordinating and guiding the activities of the other Executive Officers;

(c)	convening and installing the meetings of the Executive Board;

(d)	coordinating and conducting the process of approving the annual/multi-annual budget and the investment and expansion plan with the Board of Directors; and

(e)	suggesting appointments and respective candidates for positions in the Company's Executive Board and submitting such suggestion to the approval of the Board of Directors.

ARTICLE 27 - In addition to the duties conferred by the Board of Directors and other duties conferred by applicable law or regulation, the Investor Relations Officer shall be especially responsible for

(a)	to represent the Company separately before the Brazilian and foreign Securities and Exchange Commission ("CVM"), other controlling entities and other institutions of the financial and capital markets;

(b)	to provide information to the investing public, the CVM, the stock exchanges on which the Company has its securities admitted for trading and other bodies related to the activities developed in the capital markets, pursuant to applicable legislation, in Brazil and/or abroad; and

(c)	to take measures to keep the registration as publicly-held company updated before CVM.

ARTICLE 28 - It is incumbent upon the Chief Financial Officer, in addition to the duties conferred by the Board of Directors, to:

(a)	to exercise the management of the Company's administrative services, financial operations and risks;
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(b)	participating in the formulation and execution of the Company's strategies and business plans; and

(c)	managing human resources, administering material resources and outsourced services of its competence area.

ARTICLE 29 - In addition to the duties conferred by the Board of Directors, the Chief Commercial Officer shall be especially in charge of:

(a)	to act in the definition of the Company's strategic planning;

(b)	to define and execute the marketing and sales plan;

(c)	to manage the quality of sales;

(d)	participating in the definition of human resources policies; and

(e)	communicating primarily to disseminate information to the public of interest to the Company.

ARTICLE 30 - It is incumbent upon the Chief Operating Officer, in addition to the duties conferred upon him by the Board of Directors, to:

(a)	to establish trade guidelines and operations;

(b)	to coordinate human resources and manage material and financial resources;

(c)	to direct trade operations;

(d)	to participate in marketing activities;

(e)	establish branch offices and commercial representations; and

(f)	to communicate in seminars, lectures, interviews and in contacts and commercial negotiations with clients and distributors.

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ARTICLE 31 - It is incumbent upon the other Officers to assist the Chief Executive Officer in all the tasks he shall assign them, carry out the activities related to the duties granted to them by the Board of Directors and practice all the acts necessary for the regular operation of the Company, provided they are authorized by the Board of Directors.

ARTICLE 32 - The Officers shall represent the Company actively and passively, in and out of court and before third parties, practicing and signing all acts binding the Company.

Paragraph 1 - In the acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company shall contain validity term, except those for judicial purposes, in addition to the description of powers granted, which may encompass any and all acts, including those of banking nature.

Paragraph 2 - For the acts involving acquisition, encumbrance or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company shall be represented, mandatorily, by 2 (two) Officers, 2 (two) attorneys-in-fact or 1 (one) Officer and 1 (one) attorney-in-fact, jointly, and 1 (one) of them must be the Chief Executive Officer or an attorney-in-fact appointed by 2 (two) Officers, and one of them must be the Chief Executive Officer.

Paragraph 3 - The Company shall be deemed bound when represented:

(a)	jointly by 2 (two) Executive Officers;

(b)	jointly by 1 (one) Officer and one (1) attorney-in-fact, appointed pursuant to these Bylaws;

(c)	jointly by 2 (two) attorneys-in-fact, appointed under the terms of these By-Laws; or

(d)	individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power of attorney and according to the extent of the powers contained therein.

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CHAPTER V

FISCAL COUNCIL

ARTICLE 33 - The Company shall have a non-permanent Fiscal Council, composed of 3 (three) to 5 (five) effective members and an equal number of deputy members.

Paragraph 1 - The Fiscal Council shall only be installed upon request of the Company's shareholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if installed, shall approve its internal regulation, which shall set forth the general rules of its operation, structure, organization and activities.

Paragraph 3 - The term of office of the Fiscal Council's members, whether effective or deputy, shall be conditioned to the previous signature of the instrument of investiture, which shall contemplate their submission to the arbitration clause referred to in Article 42.

CHAPTER VI FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year shall end in December 31 of each year, when the balance sheet shall be drawn up and the financial statements required by the legislation in force shall be prepared.

ARTICLE 35 - The Company may, at the Board of Directors' discretion, draw up quarterly or half-yearly balance sheets.

CHAPTER VII ALLOCATION OF PROFITS

ARTICLE 36 - Once the balance sheet is drawn up, the following rules shall be complied with as to the distribution of the result ascertained:

(i)	from the result of the fiscal year shall be deducted, before any participation, the accumulated losses and the provision for Income Tax;

(ii)	fter deduction of the portions described in item (a) above, the amount to be distributed as participation of the employees and managers in the Company's results will be deducted, as determined by the Board of Directors in compliance with the Profit Sharing Plan, under the terms and limits of items "l" and "m" of Article 17 of these Bylaws;

(c) the remaining profits will be allocated as follows:

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(a)	five percent (5%) to the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b)	amounts intended for the constitution of a contingency reserve, if deliberated by the General Assembly;

(c)	twenty-five percent (25%) for the payment of the mandatory dividend, according to Paragraph 1 below; and

(d)	the profit not allocated to the reserve referred to in Paragraph 2 of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

Paragraph 1 - The mandatory dividend shall be calculated and paid according to the following rules:

(a)	the calculation basis of the dividend will be the net profit of the fiscal year minus the amounts destined to the constitution of the legal reserve and of reserves for contingencies, and increased by the reversal of the reserves of contingencies formed in previous fiscal years;

(b)	the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c)	the profits recorded in the unrealized profit reserve, when realized and if not absorbed by losses in subsequent fiscal years, shall be added to the first dividend declared after the realization.

Paragraph 2 - A Reserve for Expansion is hereby created, the purpose of which shall be to secure funds to finance additional fixed and current capital investments and shall be formed with up to 100% of the net income remaining after the allocations referred to in items (i), (ii) and (iii) of item (c) of the caput, and the total of this reserve may not exceed the Company's capital stock.

Paragraph 3 - The Board of Directors may approve the preparation of half-yearly, quarterly or shorter balance sheets and declare dividends or interest on own capital to the account of the profit calculated in such balance sheets, in compliance with the legal limits, as well as declare interim dividends to the account of retained earnings or reserves. The dividends or interest on own capital thus declared shall constitute advance payment of the mandatory dividend.

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Paragraph 4 - The Company may pay or credit interest as remuneration on own capital calculated on the Net Equity accounts, in compliance with the rate and limits defined by law.

ARTICLE 37 - The amount of dividends shall be made available to the shareholders within 60 (sixty) days as of the date they are attributed, and may be monetarily restated, as determined by the Board of Directors, in compliance with the pertinent legal provisions.

CHAPTER VIII SETTLEMENT

ARTICLE 38 - The Company shall go into liquidation in the legal cases, and it shall be incumbent upon the General Assembly to establish the liquidation mode, elect the liquidator and the Fiscal Council that shall operate during the liquidation, determining their remuneration.

CHAPTER IX ALIENATION OF SHAREHOLDING CONTROL

ARTICLE 39 - The direct or indirect disposal of the Company's control, whether by means of a single operation or successive operations, shall be contracted under the condition that the acquirer of control undertakes to make a public offering for acquisition of shares having as their object the shares issued by the Company held by the other shareholders, pursuant to the conditions and terms foreseen in the legislation and regulations in force and in the New Market Regulation, so as to ensure them equal treatment to that given to the seller.

CHAPTER X ACQUISITION OF RELEVANT STAKE IN THE COMPANY

ARTICLE 40 - Any person, shareholder or Group of Shareholders, who acquires or becomes the holder, by means of a single operation or successive operations ("Acquiring Shareholder"): (a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares; or (b) any other shareholders' rights, including usufruct or trust, over shares issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares ("Relevant Holding"), shall conduct a public offering for the acquisition of all shares issued by the Company or request registration with the CVM and B3, as the case may be, within no more than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, pursuant to the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article ("POS"):

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(a)	be directed indistinctly to all shareholders of the Company for the acquisition of all shares issued by the Company;

(b)	the price offered must correspond to at least the highest value among: (i) the Economic Value ascertained in an appraisal report; (ii) the highest price paid by the Acquiring Shareholder in the twelve (12) months preceding the achievement of the Relevant Shareholding; and (iii) 125% of the weighted average unit price of the shares issued by the Company during the period of one hundred and twenty (120) trading sessions prior to the holding of the Tender Offer; and

(c)	be carried out at auction to be held at B3.

Paragraph 1 - The conduction of the Tender Offer referred to in the caput of the Article herein shall not exclude the possibility for another person or shareholder to conduct a competing Tender Offer, pursuant to the applicable regulation.

Paragraph 2 - The obligations set forth in Article 254-A of Law 6,404/76 and in Article 39 herein do not exclude the performance by the Acquiring Shareholder of the obligations set forth in the Article herein.

Paragraph 3 - The Acquiring Shareholder shall be bound to meet the occasional ordinary requests or requirements from CVM and B3 relative to the Tender Offer, within the maximum terms determined in the applicable regulation.

Paragraph 4 - The obligation to carry out the Tender Offer as set forth in the Article 40 herein shall not apply in the event of a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company should the relevant interest be reached due to: (a) of corporate operations of merger, incorporation or incorporation of shares involving the Company, (b) in case of acquisition, via private capital increase or subscription of shares held in a primary offering by those who have the preemptive right or also, in case of acquisition, via private capital increase or subscription of shares held in a primary offering, due to the amount has not been fully subscribed by those who have the preemptive right or that has not had a sufficient number of interested parties in the respective distribution; and (c) in the cases of public offerings of distribution of shares (including public offerings of restricted efforts).

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Paragraph 5 - For the purpose of calculation of the Relevant Shareholding percentage, involuntary shareholding increases resulting from cancellation of treasury shares, share buybacks or reduction of the Company's capital stock with the cancellation of shares shall not be computed.

Paragraph 6 - For the purposes of the provisions of this Article 40, the following terms shall have the meanings defined hereunder:

"Group of Shareholders" means the group of persons: (i) bound by voting agreement (including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), either directly or through controlled companies, controllers or under common control; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, constituted in Brazil or abroad, will be considered part of a same Group of Shareholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, being certain that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Shareholders Group.

"Economic Value" means the value of the Company and its shares that may be determined by a first class financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 41 - The Public Tender Offer referred to in Article 40 above may be dismissed by the General Assembly, subject to the terms below.

Paragraph 1 - The General Meeting shall be installed at first call with the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares.

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Paragraph 2 - Should the quorum of paragraph 1 not be reached, the General Meeting may be installed on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The deliberation on the exemption of the public offer of shares must occur by the majority of votes of the holders of outstanding shares present in the General Meeting, excluding the Acquiring Shareholder's votes.

CHAPTER XI FINAL PROVISIONS

ARTICLE 42 - The Company, its shareholders, managers, members of the Fiscal Council, effective and substitute, if any, undertake to solve by means of arbitration, before the Market Arbitration Chamber, pursuant to its regulation, any controversy that may arise among them, related to or arising from their condition as issuer, shareholders, managers, and members of the Fiscal Council, especially arising from the provisions contained in Law no. 6. 385, of December 7, 1976, Law 6,404/76, the Company's Bylaws, the rules edited by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as the other rules applicable to the operation of the capital markets in general, besides those contained in the Novo Mercado Regulations, in the other regulations of B3 and in the Novo Mercado Participation Agreement.

ARTICLE 43 -The Company shall indemnify and hold harmless its managers, members of statutory committees, fiscal councilors and other employees exercising management position or function in the Company, in the event of any damage or loss effectively suffered by such persons by virtue of the regular exercise of their functions in the Company, even if the beneficiary no longer exercises the position or function for which he/she was elected or exercised in the Company and/or any of its controlled or affiliated companies ("Beneficiaries").

Paragraph 1 - The indemnity shall only be due after the use and only in supplemental character to eventual coverage of civil liability insurance granted by the Company and/or any of its controlled or affiliated companies ("D&O Insurance"). The payments to be made by the Company shall correspond to the exceeding amount covered by D&O Insurance and observed the limits set forth in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 4 below ("Indemnity Agreement").

Paragraph 2 - The Indemnity Agreement may provide for exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated prior to the payment of the advance by the Company.

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Paragraph 3 - Without prejudice to other situations set forth in the Indemnity Agreement, acts performed out of the exercise of the Beneficiaries' duties, in disagreement with the applicable laws, regulations or administrative decisions, the Bylaws and the policies and codes, performed out of the normal course of business, with bad faith, malice, serious fault or fraud, in their own interest or of third parties or detrimental to the corporate interest, shall not be subject to indemnity. In case any Beneficiary is condemned, by final and unappealable court decision, or a definitive decision of any regulator or governmental body having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation assumed pursuant to the caput of this Article, under the terms of the Indemnity Agreement.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of decisions and ensure the Company's best interest and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each one of the Beneficiaries.

ARTICLE 44 - The US dollar amounts mentioned in these By-Laws shall be used exclusively as reference base of monetary restatement and shall be converted into Brazilian Reais by the closing sales rate of the US dollar, disclosed by the Brazilian Central Bank.

ARTICLE 45 - The omitted cases shall be solved according to the legislation and regulation in force, including the New Market Regulation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.